FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-6 or 15d-16

of the Securities Exchange Act of 1934

For the month of:  May 2003

001-31609
(Commission File Number)

Telkom SA Limited

(Translation of registrant's name into English)

Telkom Towers North
152 Proes Street
Pretoria 0002
The Republic of South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F   Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);
Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes   No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-_____.
NY55/287039.2

On May 19, 2003, Telkom SA Limited ("Telkom") issued a press release announcing that it had entered into a long-term collective agreement on substantive matters with Solidarity, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On May 14, 2003, Telkom executives attended Merrill Lynch's Global Emerging
Markets Conference.  A copy of the slide presentation prepared for the conference is attached hereto as Exhibit 99.2 and is incorporated herein by reference.  The slide presentation contains forward-looking statements regarding Telkom and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On May 22, 2003, Telkom issued a press release announcing that its executives would be presenting on Telkom's prior years' fixed-line capital expenditure and future network investment strategy at the Deutsche Bank technology workshop in South Africa on May 22 and 23, 2003.  A copy of the press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.  A copy of the slide presentation prepared for the workshop is attached hereto as
Exhibit 99.4 and is incorporated herein by reference.  The slide presentation contains forward-
looking statements regarding Telkom and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On May 23, 2003, Telkom issued a press release announcing that it had entered into a long-term collective agreement on substantive matters with the Alliance of Telkom Unions, a copy of which is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

On June 18, 2003, Telkom announced the annual results of Vodacom Group (Proprietary)
Limited ("Vodacom") for the year ended March 31, 2003, a copy of which is attached hereto as
Exhibit 99.6 and is incorporated herein by reference.

Attached hereto as Exhibit 99.7 and incorporated herein by reference, is a slide presentation prepared in connection with the release of Vodacom's annual results for the year ended March 31, 2003.

On June 23, 2003, Telkom announced its preliminary annual results for the year ended
March 31, 2003, a copy of which is attached hereto as Exhibit 99.8 and is incorporated herein by reference.

Attached hereto as Exhibit 99.9 and incorporated herein by reference, is a slide presentation prepared in connection with the release of Telkom's preliminary annual results for the year ended March 31, 2003.

Exhibit            Description

NY55/287039.2

99.1
Press release, dated May 19, 2003, issued by Telkom, announcing that it had entered into a long-term collective agreement on substantive matters with Solidarity

99.2
Slide presentation prepared by Telkom for Merrill Lynch's Global Emerging
Markets Conference on May 19, 2003

99.3
Press release, dated May 22, 2003, issued by Telkom, announcing that its executives would be presenting at the Deutsche Bank technology workshop in
South Africa on May 22 and 23, 2003

99.4
Slide presentation prepared by Telkom for Deutsche Bank technology workshop in
South Africa on May 22 and 23, 2003

99.5
Press release, dated May 23, 2003, issued by Telkom, announcing that it had entered into a long-term collective agreement on substantive matters with the
Alliance of Telkom Unions

99.6
Press release, dated June 18, 2003, issued by Telkom, announcing Vodacom's annual results for the year ended March 31, 2003

99.7
Slide presentation prepared in connection with the release of Vodacom's annual results for the year ended March 31, 2003

99.8
Press release, dated June 23, 2003, issued by Telkom, announcing its preliminary annual results for the year ended March 31, 2003

99.9
Slide presentation prepared in connection with the release of Telkom's preliminary annual results for the year ended March 31, 2003

NY55/287039.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED

By: /s/ Sizwe Nxasana

Name: Sizwe Nxasana

      Title: Chief Executive Officer

Date:  July 3, 2003
NY55/287039.2

EXHIBIT 99.1

Media Release
19 May 2003
Telkom and Solidarity enter into long-term collective agreement on substantive matters

Telkom and Solidarity, a member of the Alliance of Telkom Unions (ATU), on Friday (16 May 2003) signed a long-
term collective agreement on substantive matters that will see its members receiving a 9% salary increase this financial year. The salary increase and improvement to conditions of employment will be extended to non-union members as well.

Telkom Employee Relations Executive, George Nkadimeng, said the agreement would be valid from 1 April 2003 through to 31 March 2006. Salary increases would be implemented retrospectively, and employees also stood to benefit from revised and more favourable Company contributions to medical aid schemes.

Salary increases would be scaled back year-on-year for the duration of the agreement, with Solidarity members receiving 8% and 7% in 2004/5 and 2005/6 respectively. Solidarity represents 13% of employees in Telkom's bargaining unit, while non-unionised employees and members of non-affiliated unions represent a further 21,5% of employees in the bargaining unit.

"Solidarity has demonstrated an understanding of Telkom's position, and we view this agreement as a tangible sign of our maturing harmonized relationship with organised labour," said Nkadimeng.

Solidarity General Secretary: Telecommunication Industry, Danie de Wet, said: "The agreement which Solidarity has concluded with Telkom is in the best interests of Telkom and Solidarity members. This proactive approach adopted by Solidarity during these negotiations has yielded positive results for its members."

However, Nkadimeng expressed his disappointment that neither the South African Communications Union
(SACU), a member of ATU, nor the Communication Workers Union (CWU) had accepted Telkom's final offer, made to both unions on 9 and 12 May 2003 respectively. They had until 10:00 this morning to accept the offer.

"We have been completely open and even-handed with all our unions throughout the substantive negotiations, and we do not believe that SACU and CWU have acted in their members' best interests by rejecting Telkom's final offer.

"Telkom will now proceed to offer the very same final offer to CWU members in the bargaining unit. Should individual members of this union accept this offer by 10:00 on Friday 23 May 2003, Telkom will implement their salary increases retrospectively to 1 April 2003," he said.

"Union members who do not accept the offer by the stated deadline will have the improved salaries and working conditions implemented only from the date on which they, or their unions on their behalf, accept Telkom's final offer," said Nkadimeng.

Telkom enquiries: Andrew Weldrick
Tel: 012 311 1050
Mobile: 082 573 6772

EXHIBIT 99.2

Telkom SA Limited
Shawn Mckenzie, COO
Delivering on strategy
May 2003

Disclaimer

Forward-looking safe harbour
All statements contained herein, as well as oral statements that may be made by the Telkom SA Limited or by officers, director or employees acting on behalf of the Telkom Group that are not statements of historical fact constitute "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause Telkom's actual results to be materially different from historical results or form any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially are those discussed in the prospectus relating to the global offering, which is available from Telkom and filed with the U.S. Securities Exchange Commission, including, but not limited to: increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom's ability to reduce expenditure; general economic, political, social and legal conditions in the Rand; and other matters not yet known to the Telkom or not currently considered material by the Telkom. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to the Telkom or persons acting on its behalf are qualified in their entirety by these cautionary statements. Moreover, unless required by law to update these statements, Telkom SA Limited will not necessarily update any of these statements, either to confirm them to actual results or to changes in its expectations.

Group overview

Telkom at a glance
Telkom SA Limited shareholding
Group structure
Fixed-line
Mobile
Freefloat: 27.7%
Ucingo: 3%
Thintana: 30%
Government: 39.3%
Vodacom
Telkom
Directory
Services
Swiftnet
100%
64.9%
Telkom
50%

Group financial highlights
March 2002.  In ZAR millions               % change since previous year
Revenue
34,197   9%
9,621   (4%)
EBITDA
4,213   (15%)
EBIT
1,221   (25%)
Net income
21,858   1.2%
Net debt
9,004   (9%)
Capex

Group operational highlights
September 2002        % change since previous year
Fixed-line  Telkom SA Limited
Fixed lines (000s)

4,895    (2%)
99.8    -
Digilisation (%)

38,009   (10%)
Fixed-line employees1

Mobile  100% Vodacom2
Mobile customers3(000s)

7,670    32%
59    -
SA Mobile market share (%)

181    (5%)
SA ARPU (ZAR)

1. Exclude subsidiaries. 2. Telkom consolidates 50% of Vodacom for group financial results. 3. Include customers from Other African operations

Investment highlights
The leading communications service provider in South
Africa
Well placed to increase efficiencies, profitability and
cash flows, reduce capex, reduce indebtedness and
reinstate dividend payments
Strong growth in mobile business through Vodacom, the
leading SA mobile operator
Strong strategic investors
 SBC/Telekom Malaysia in Telkom
 Vodafone/Venfin in Vodacom

Group strategy

Focused on improving returns to shareholders

To be a world-class communications Group
Increase profitability and cash flows,
reduce indebtedness, reinstate dividend payments
Increase
shareholder value
Maintain market
leadership positions
Position the Group for competition
Compete effectively and grow selected markets
Enhance operational and capital efficiencies
Expand integrated service offerings
Enhance employee performance
Capitalise on growing mobile communications market

Maintaining and driving the top line
Efficient
Integrate
Performance
Mobile
Compete
Compete effectively in our core markets and grow selected markets
Improve customer service
Market new services to our existing clients
Promote increased network usage
Manage the regulatory environment

Protecting our core revenues
3,913
1,175
1,798
7,323
4,876
4,410
3,794
Data
ILD
DLD
Interconnect
F-M
Local
Subs
Risk of competition
Real price reductions
Volume discounts
Long-term contracts
Value-added products
High
Tariffs rebalanced
Price promotions
Cable investments
Low
Prepaid growth
Value-added services
Tariffs rebalanced
Call packages
African hubbing
SNO services
New mobile interconnect
Year ended March 31, 2002. Fixed-line revenues (ZARm), before inter-segmental eliminations with Vodacom. ILD -- International Long Distance; DLD -- Domestic Long Distance

Customer service remains top priority
21
7
2000
2002
Mean time to install
residential voice improved
by 67% to 7 days
88
20
2000
2002
Mean time to install ISDN
improved  by 77% to 20
days
26
11
2000
2002
Mean time to repair
business voice improved by
58% to 11 hours
Year ended March 31, 2000 and six months ended September 2002.

Increasing customer loyalty
Increasing penetration of value-added services
Call answer
Forward call
Locking customers into long-term contracts
MyRing
Call waiting
Introducing new products

Keeping prices competitive
13.2
9.2
6.9
5.8
2.7
7.7
1997
1998
1999
2000
2001
2002
Tariff rebalancing completed over last 5 years in
preparation for competition. Ratio of local call prices
to long distance now in line with best practice
Local and long distance calls are the
cheapest in the South African market
Standard
time
Callmore
time
Local
(0-50km)1
R0.37/min                    R0.14/min
Long distance
(>50km)1
R0.99/min                    R0.50/min
Cellular
R1.88/min                   R1.11/min
Year ended March 31. Note: 3-minute local call to 3 minute long distance call (>200 km)
Rates as of 1 January 2003 and include VAT. 1. After 1st unit.

Increasing network usage
588
704
834
2000
2001
2002
Telkom carries all mobile traffic, therefore the significant growth in SA mobile customers has seen excellent
growth in Telkom's mobile lease facilities revenue
Increasing network usage through a targeted
deployment of fixed-line prepaid where we
have existing unutilised capacity
381
480
780
708
2000
2001
2002
Sep-02
Year ended March 31, ZARm
Year ended March 31, prepaid customers 000s

Achieving operational excellence
Compete
Integrate
Performance
Mobile
Efficient
Reduce operating expenses and enhance capital investment efficiencies
Reduce employee expenses
Reduce bad debts and maintenance costs
Increase savings from outsourcing contracts
Implement disciplined capital investment

Streamlining the company
Employee losses over last 3.5 years
Fixed-line employee numbers1

56,840
61,237
43,758
39,444
38,009
49,128
1998
1999
2000
2001
2002
Sep-02
Restructured into customer
facing organisation and
reskilled employees
Natural attrition: 34%
Outsourcing: 12%
Involuntary reductions: 7%
Early retirement: 19%
Voluntary severance: 28%
Three and a half  years from 1 April 1999 to September 2002
1. Gross staff losses before appointments of 28,687
Year ended March 31.
1. Excludes employees of Telkom Directory Services and Swiftnet.

Managing outsourcing contracts
19,094
15,133
2000
Sep-02
Reduce vehicle fleet by 21%
to 15,133
515
534
Sep-01
Sep-02
Contained property
management costs
Year ended March 31, 2000 and six months ended September 2002.
Six months ended September. ZAR million

Strict capital discipline
Forecast OSS capex spend
Fixed-line capex to sales
8,468
8,297
1,487
6,962
36%
31%
25%
10%
2000
2001
2002
Sep-02
Fixed-line capex (ZARm)
Capex to sales
Fixed-line approved budget of
R4.9bn for year ended March 2003
Workforce: 18%
Provisioning/Fulfilment: 30%
Assurance: 18%
Customer care: 34%
A five to six year est R4bn project - focused on
improving systems to ensure competitiveness and
continued cost savings
Year ended March 31.

Seizing new market opportunities
Compete
Efficient
Performance
Mobile
Integrate
Expanding our integrated service offerings and developing new fixed-mobile products
Increasing penetration of data services
Develop new innovative data products
Develop new fixed-mobile products
Increase operational synergies with Vodacom

Data growth providing support
Number of managed network sites
Data revenue (Rm)
2,764
3,328
2,112
3,913
2000
2001
2002
Sep-02

20.4%

17.6%

12.3%
Year ended March 31. Fixed-line data revenues before inter-segmental eliminations with Vodacom
Strong growth driven by leased line volumes and
increased penetration of value-added services
3,138
4,634
6,636
5,684
2000
2001
2002
Sep-02

47.7%

22.7%

16.7%
Year ended March 31.

Moving closer to mobile
Rationale for Vodacom synergies
To leverage both companies strengths in the market
To ensure optimum geographic coverage of retail synergies
To eliminate channel conflict in business and corporate segments
To avoid duplication of resources
To benefit from converging fixed-mobile technologies
To share best of class practices
To create value for Telkom group shareholders

Creating a culture of service and savings
Compete
Efficient
Integrate
Mobile
Performance
Foster a highly competitive culture, driving employee performance
Implement training and skills retention programs
Develop long-term relationships with unions
Entrench a cost savings culture
Entrench a competitive culture

Creating a cost conscious mindset
Employee suggestions
  Reduce staff telephone usage
  Reduce overtime
  Reduce contractors
  Reduce paper consumption
  Reduce email usage
  Optimise idle office asset use
A R500m targeted savings cost
initiative across the company
Savings driven by employee
suggestions
A sense of ownership
250 suggestions received, 111
implemented

Benefiting from mobile growth
Compete
Efficient
Integrate
Performance
Mobile
Capitalise on the growing mobile communications market through Vodacom
Continue mobile subscriber growth in South Africa
Expand mobile business outside of South Africa
Expand mobile data revenue products
Achieve sustainable growth in profits and cash flow

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Grow South African customer base
Vodacom South African customers (000s)
Introduce new innovative voice products
3,069
5,108
7,130
6,557
2000
2001
2002
Sep-02
Year ended March 31
Vodacom estimates the total SA  mobile market at
peak penetration at 19 million or 45% penetration,
current market size estimate is 14  million.

Introduce new data products
Vodacom revenue  6 months Sep 2002
Voice: 97.5%
Data: 2.5%
Data revenue largely from SMSs, Vodacom SMS's
grew 80% in six months to September 2002 to 653
million compared to six months to September 2001

28
Expand mobile beyond South Africa
Launched August 2000
Market leader
Population 36.0m
Customers at 30 Sep 2002
305,953
Launched May 1996
Prepaid launched this year
Market leader
Customers at 30 Sep 2002
91,898
1 Based on data for 2001 as listed in ITU 2002 (June 20, 2002).
Tanzania
Official launch May 2002
Network rollout started
Dec 2001
Population 52.5m
Customers at 30 Sep 2002 -
142, 477
Lesotho
Democratic Republic of Congo
184
38
740
2000
2001
2002
Other African revenue (ZARm)1

Year ended March 31
1.  100% Vodacom

29
Vodacom delivering solid shareholder returns
Cash generated from operating activities (Rm)
Return (EBIT) on net assets1

3,182
4,664
2,940
3,172
6,188
2000
2001
2002
Sep-01
Sep-02

46.6%

32.7%

7.9%
Year ended March 31. 100% of Vodacom
32.4%
34.0%
33.9%
2000
2001
2002
Year ended March 31.
1. EBIT return on total assets less non-interest liabilities at year end

Conclusion

31
Focused on delivering shareholder value
Reduce debt
Grow earnings
Reinstate dividend
Margin expansion
Capex reduction
Free cash flows

Investor Relations
telkomir@telkom.co.za
Tel:  +27 12 311 5720
Fax: +27 12 311 5721
Ticker - JSE: TKG,  NYSE: TKG
ADR ratio 1: 4

EXHIBIT 99.3

22 May 2003
Telkom to map out network investment plans at Deutsche Bank workshop

Telkom SA Limited (JSE and NYSE: TKG) executives will present on the Company's prior years fixed-line capital expenditure and future network investment strategy at the Deutsche Bank technology workshop that takes place in
South Africa, today and tomorrow (22 and 23 May 2003).

The presentation to investors by Telkom's Chief Technical Officer, Reuben September, Access Networks
Operations (ANO) Managing Executive, Theo Hess, and Operations Support Systems (OSS) Managing Executive,
Johan Mare, will provide additional disclosure on prior years capital expenditure as the Company moves away from license obligation disclosure.

Capital expenditure will be disclosed and discussed under six new categories: baseline, network evolution, cost savings, revenue generating, regulatory and company support.

Prior years baseline capital expenditure was driven largely by Telkom's line rollout programme, mobile leased facilities, data leased lines and to a lesser extent, by business solutions growth. Current baseline capital expenditure is largely for data leased line growth, mobile leased lines, leased business systems and business solutions. Baseline capital expenditure is also focused on bandwidth provisioning in the access network (e.g.
through ADSL and specialized radio local loop applications) and the expansion of the IP network for the provision of customer specific value-added IP solutions.

Telkom has also historically invested significantly in evolving its transmission, switching and access networks, and significant capital expenditure has been aimed at reducing costs, improving effectiveness and enabling better service. Current network evolution capital expenditure is focused on the deployment of Dense Wave Division
Multiplexing (DWDM) in the transmission network and integrated access devices.

Cost-reduction and efficiency-improvement investments include those in operational support systems (OSS), network management, IT business systems, management systems and centralisation.

"Telkom has enhanced its capital management process to improve capital efficiency through strict capital project approval processes and the utilization of existing infrastructure and spare network capacity to drive down investment in new line growth. We also have enhanced benefit tracking and reporting processes for our capital programmes, and are benchmarking our network rollout costs against industry standards as we focus on reducing capital expenditure as a percentage of revenues," said Reuben September.

Telkom's previous network investment strategy had focused on meeting licence obligations including the rollout of lines to underserviced areas and the modernization of the network.

"By contrast, our current network investment strategy focuses on increasing network efficiencies, lowering costs and exploiting market opportunities. Our overall objective is to achieve satisfactory rates of return on our network,"
said September.

For access to the Telkom presentation, please visit Telkom's Investor Relations portal at
http://www.telkom.co.za/IR/index.jsp

Issued by: Andrew Weldrick
Senior Manager, Media Relations
Telkom SA (Ltd)
Tel: +2712 311 1050
Mobile: +2782 573 6772

EXHIBIT 99.4

Telkom SA Limited
Deutsche Bank Technology Workshop
22-23
May 2003

Disclaimer
2
Forward-looking statements
All statements contained herein, as well as oral statements that may be made by Telkom SA Limited or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the U.S.  Private Securities
Litigation Reform Act of 1995, specifically Section 21E of the U.S. Securities Exchange Act of 1934, as
amended.  Such forward-looking statements involve a known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.  Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption "Risk Factors" contained in the prospectus relating to Telkom's initial public offering filed with the U.S. Securities Exchange Commission and available on Telkom's website at
www.telkom.co.za/ir, including, but not limited to, increased competition in  the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom's ability to reduce expenditure; the outcome of arbitration or litigation proceedings with Telcordia Technologies
Incorporated; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand; and other matters not yet known to us or not currently considered material by us.  You should not place undue reliance on these forward-
looking statements.  All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements.  Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this press release, either to conform them to actual results or to changes in our expectations.

3
Five key focus areas
Redefining capital expenditure
Network strategy
Building for selected growth
Maintaining the network
Investment in operational support systems

Redefining capex

5
A new view of fixed-line capex
Reporting for licence obligations
Management reporting
Company support: 7%
Cost savings: 25%
Network evolution: 27%
Baseline: 40%
Regulatory: 0%
Revenue generation: 1%
Year ended March 31, 2002. Fixed-line capex of R6,962 million
Company support: 9%
OSS: 34%
Network modernisation: 32%
Line rollout: 25%
Year ended March 31, 2002. Fixed-line capex of R6,962 million

6
Building and maintaining the core
Definition
Baseline capital expenditure
In R millions         contribution %
Capex required to meet voice and data service
requirements
Known demand and costs  can be modelled
based on history and trends
Baseline: 2,728       40%
Categories
Voice  line build, ISDN, national core network,
international network, business systems,
payphones and CPE
Data  data leased line growth, e-business
Mobile  wholesale (COFLS)
Business solutions  VPNs, CNC, IPVPN

7
Baseline investment
Baseline capital expenditure
In R millions
4,887
4,687
1,258
689
2,728
2000
2001
2002
Sep-01
Sep-02
Significant capex driven by line rollout and
related customer premise equipment (CPE),
mobile leased facilities and data leased lines
Current capex largely for data leased line growth,
mobile leased lines, leased business systems,
business solutions
Year ended March 31.

8
Evolving the network
Network evolution capital expenditure
In R millions        contribution %
Definition
Network evolution: 1,906           27%
Expenditure aimed at evolving the network and
improving its resilience, redundancy and
efficiency
Upgrade, rehabilitate, modernise
Categories
Access line evolution
Transmission
International and satellite
Switching (circuit and packet)
Power

9
Network evolution investment
Network evolution capital expenditure
In R millions
954
985
676
341
1,906
2000
2001
2002
Sep-01
Sep-02
Driven by significant investment in evolving the
transmission network  (Local transport network,
National Transport network & ATM), WDM
Evolving our data network to a packet network for IP
carrying capacity
Evolving the access and public phone  network
Includes significant spend on evolving the switching
network  replacing manual exchanges with digital
exchanges
Includes investment in international network  SAT-
3/WASC/SAFE
Continued investment in evolving transmission
network with DWDM and evolving access and public
phone  network
Year ended March 31.

10
Increasing operational efficiencies
Cost savings capital expenditure
Definition
Categories
Cost savings: 1,743        25%
In R millions        contribution %
Expenditure aimed at reducing costs,
improving effectiveness and allowing better
service
OSS (FlowThru and iCare)
Network management
IT business systems
Management systems and process
enhancements
Centralisation

11
Cost savings investment
Cost savings capital expenditure
In R millions
1,827
1,985
439
403
1,743
2000
2001
2002
Sep-01
Sep-02
Spend driven largely by Telcordia together with
spend on network management and other core
new IT systems
Spend driven by the deployment of Flexibill, OSS
project spend, implementation of SAP and
network management systems
Current capex largely for OSS project and to a
lesser extent network management and IT
systems
Year ended March 31.

12
Capital management
Telkom has enhanced its capital management process to
improve capital efficiency through
Strict capital budget approval process to ensure optimal capex allocation
Utilisation of existing infrastructure to drive down investment in new line growth
Utilisation of spare capacity in lieu of line rollout
Benefit tracking and reporting processes of capital programmes
Benchmarking of network rollout costs against industry standards
Reducing capital expenditure as a percentage of revenues

Network strategy

14
Basic network infrastructure
Access Network
DLU
DSSU
DPSU
Local
Transmission
National
Transmission
DSSU
DSSU
DLU
DLU
DPSU
Digital Line Unit
Digital Secondary Switching Unit
Digital Primary Switching Unit

15
Previous network investment strategy
Licence obligation
  Rollout to under-serviced areas
  Replace analogue lines with digital
  Increase teledensity
Modernise network
  Deployment of Asynchronous Transfer Mode (ATM) and fibre technologies
  Customer specific solutions
  Replacement of analogue/manual exchanges with digital exchanges
  Managed network (National Network Operations Centre-NNOC)
  Transport rings in core, metro and access

16
Network modernisation programme
Replaced 228 353 non-digital lines
71 000 km of  fibre laid
Replaced 518 105 non-digital lines
ATM deployed
NNOC started
Afrolinque (SAT-3/WASC/SAFE) project launched
1997/1998
1998/1999
Replaced 350 440 non-digital lines
NNOC open
1999/2000
DWDM deployed
xDSL deployed
2000/2001
IP clearing house
IP network (VOIP)
Afrolinque (SAT-3/WASC/SAFE) projects completed
2001/2002

17
Access network deployed
Access network consists of
  Mainly copper
  Radio technologies deployed in
     rural areas
  Fibre deployed in high-end of
     the market
  Access network supports basic
     voice to broadband
Cost efficiencies from
embedded copper
Improving bandwidth
capability of copper
Modem ISDN
ADSL
SHDSL
1.5 - 8 Mbps
VDSL
1
2 - 26 Mbps
2 - 26 Mbps
1-1 300 m
1 - 4 000 m
> 5 000 m
6A kbps
0.3 / 2 Mbps
128 kbps
Future direction of access network
1. Video Digital Subscriber Line

18
Switching and transmission network
Voice network
  Two-tier switching network with SS# 7 (Signally System #7)
  Deployed intelligent network platform
Non-voice network
  Constant-bit rate, variable bit rate platforms
  End-to-end leased circuits
  IP enabled
Transmission network
  Consists of fibre digital microwave, Synchronous Digital Hierarchy (SDH),
     Dense Wavelength Division Multiplexing (DWDM), ATM

19
International network
Satellite investments
Cable investments
  New submarine cable investment -- Afrolinque (SAT-3/WASC/SAFE)
  26 448 km Telkom-driven undersea cable between Portugal and
     Malaysia
  Ultimate capacity for SAFE -- 130 Gb/s (25 year expected life); SAT-3 --
     120Gb/s
  12,1 million simultaneous telephone calls
  36 major global operators invested $650M, Telkom investment $85M as of 31 March 2002
  Telkom is network administrator
  Launch date 27 May 2002

20
VOIP network deployed
Established Voice Over Internet Protocol (VOIP) Point of Presence
(PoP) in London
  Attracting voice minutes destined for RSA and Africa from "emerging"
     carriers
  Traffic outgoing from RSA on "Least cost Routing - LCR" basis
Established Telkom as VOIP clearing house
Deploying VOIP with African carriers
More global VOIP PoPs to be deployed
The VOIP leader in Africa

21
Current network strategy
Increase network efficiency
  Evolve to converge network using existing legacy technologies
  From current to packet switching
  Reinvestment to ensure reliability and efficiencies
Lower costs
  Investment in operational support systems (OSS) to drive greater efficiencies
  Investment in managed networks
Take advantage of market opportunities
  Customer specific solutions
  Build driven by demand
Overall objective is to achieve satisfactory rates of return

22
Migrating the network
Customer
Swing-over
5
TDM
2
network
PSTN
Support Voice
over Packet Access
2
Interwork
NGN with TDM
4
Softswitch
NGN
1
Create
NGN network
3
Applications
Build-out
Packet Access
1
IP-enabled access
 Dial-in
 xDSL
 Fiber-to-the-X
1. Next Generation Network 2. Time Division Multi-plexing

Investing for growth

24
Capex to maintain customer base
Fixed-line connections (000s)
Telkom continues the need to connect customers in profitable economic centres to maintain existing customer base.
Customer migrations have resulted in high level of prepaid
and ISDN connections.
1,246
998
492
1,037
2000
2001
2002
Sep-02
Year ended March 31

25
Investing for mobile growth
South African mobile customers (000s)
Mobile leased facilities revenue (Rm)
588
704
834
2000
2001
2002
Telkom carries all mobile traffic and continues to
build backbone for operators
Telkom's wholesale benefits from the continued
strong growth in mobile customers and traffic
3,337
5,188
10,789
12,081
8,339
1999
2000
2001
2002
Sep-02
Year ended March 31, Rm
Year ended March 31, Rm

26
Investing for growing bandwidth demands
Kbps
ISDN, Frame
Relay
Old Modem
Narrowband
New Modem
Web Browsing
Simple Video, Voice
Video, Multimedia
E-Mail, File Transfer
Leased Line,
Frame Relay,
XDSL
1544
128
64
56K
28.8
19.2
9.6
Minimum Bandwidth for Application per User

Maintaining the network

What is maintenance capex?
Maintenance operating expenditure
Capital expenditure
Expenditure to maintain an asset
that has not reached the end of its
life  AND if expenditure is a one
for one replacement then it is
opex
Expenditure less than R2000 is
opex
Expenditure to enhance or
rehabilitate
Expenditure that increases
capacity or new technology
Replacement of equipment at the
end of its useful life with new
equipment
1:1
1:>1

Challenges in maintaining the network
Balancing service and cost objectives
Prioritisation of fault repairs
Customer segmentation
Fault repeat rates
Reskilling and restaffing the network

Why reinvest in the network?
Reduce long-term maintenance costs
Improve customer service
Increase network resilience and efficiencies
Eliminate duplication and surplus resources

Containing maintenance costs
Materials and maintenance (Rm)
Telkom's investment in the network together with its
continued effort to improve the access network
operations contributes to the containment of  materials
and maintenance costs
1,986
1,962
1,082
1,068
2,093
8.3%
7.4% 7.5%
7.9%
7.3%
2000
2001
2002
Sep-01 Sep-02
Telkom continues to focus on alarming the network and
controlling the theft incidents to ensure network
maintenance costs decrease
Year ended March 31

Improving customer service
21
7
2000
2003
Mean time to install
residential voice improved
by 67% to 7 days
88
20
2000
2003
Mean time to install ISDN
improved  by 77% to 20
days
26
11
2000
2003
Mean time to repair
business voice improved by
58% to 11 hours
Year ended March 31, 2000 and six months ended September 2002.

Reducing fault rates
Faults per thousand business lines
Number of fault rates per 1000 2Mb
Year ended March 31
Improving the fault rates in our data network
1,036
718
750
925
2000
2001
2002
Sep-02
Focused improvement on reducing repeat fault
rates in business segment
332
279
223
265
2000
2001
2002
Sep-02
Year ended March 31

The multi-skilled technical officer
Field engineer
Joiner
Repairer
Technician

OSS investment

Company strategic objectives
Increase revenue
Minimise revenue loss
Reduce costs
Increase profits
Increase profitability and cash flows,
reduce indebtedness, reinstate dividend payments
Increase
shareholder value
Maintain market
leadership positions
Position the Group for competition
Improved service quality
Improve service delivery time
Service and maintain network cheaper

OSS strategic direction
Organisation
Focused on servicing Telkom to improve productivity, improve efficiencies, and empower customer facing staff
Activity
Develop and enhance current operational, business and support systems
Objective
Address critical business needs by providing solutions that will enable end-to-end integration, mechanisation and automation
Strategy
Phased approach, focus on sales and marketing, billing, service activation, service assurance and eventually extend to
integrating systems into back-end systems

Sustainable Competitive Advantage (SCA)
Key enablers for sustainable competitive advantage in the
service industry are
  Product bundling
  Customer care
  Cost structures
  People
  Speed and flexibility
OSS to develop solutions to ensure Telkom remains
competitive, differentiates itself and becomes the lowest cost provider of service

OSS Programme

Core OSS Projects
OSS Five year project spend -- estimate spend R4bn
Assurance: 18%
Customer care: 34%
Provisioning/fulfillment: 30%
Workforce management: 18%

Customer Care
The Customer Care Functional Area includes all customer-oriented functions and data. Its scope encompasses handling all types of contact with the customer, the management of the relationship, and the administration of customer data, including information related to
Telkom owned CPEs sold as part of the product to the customer.
Rationale
Current legacy Customer Relationship Management systems are duplicate and non-integrated.
We do not have a holistic view of the customer and his/her related products/services
Benefits
Customer retention and revenue protection
Cost reduction
Service level improvement
Targeted marketing & services

Assurance
A complete OSS assurance solution can support revenue protection, reduce costs, and increase productivity of staff and resources. The functional capabilities established in this domain will afford Telkom SA an opportunity to develop and standardise processes for resolving troubles.
Current legacy assurance systems are duplicate and non-integrated
We do not have a holistic view of the customer and his/her related troubles/
problems and cannot therefore effectively sell or manage SLA's
Rationale
Benefits
Accurate tracking of the complete end-to-end trouble resolution process
Appropriate escalation & fallout management
Improvements in ATTR
Improvement in adherence to SLA requirements

Provisioning/Fulfilment
An effective and efficient asset management is prerequisite.  The projects in this domain establish the the Network Inventory data base (physical, logical & service)
for Telkom and the maintenance capability on the data.
Current legacy network inventory systems are duplicate, non-integrated and in certain instances non-existent
We do not have a holistic view of the network data and therefore cannot do effective network asset management
Rationale
Benefits
Identification of lost assets (physical and logical)
Efficient management of known assets  (sweating the assets)
Improvement in adherence to SLA requirements

Workforce management
This initiative is aimed at providing an automated mechanism to manage and optimise the workforce.
Rationale
Telkom did not have an integrated workforce management system prior to the award of the contract to MDSI
Benefits
Effective and efficient management of the workforce with the resulting ability to reduce staff  (Cost Cutting)
Customer satisfaction

OSS benefits
Setting
Business and OSS do a high level benefits setting prior to
launch
Re-evaluate at Launch / Scope
Re-evaluate after design
Final evaluation and baseline setting during Class Room Pilot
Objective
From Class Room Pilot 3 to 6 months stabilising period
Track monthly in detail for total payback period
Strategy
Cost reduction and cost avoidance
Revenue generation
Revenue protection

Investor Relations
telkomir@telkom.co.za
Tel:  +27 12 311 5720
Fax: +27 12 311 5721
Ticker - JSE: TKG,  NYSE: TKG
ADR ratio 1: 4

EXHIBIT 99.5

23 May 2003
Telkom and the Alliance of Telkom Unions enter into long-term collective agreement on substantive matters

Telkom and the Alliance of Telkom Unions (ATU) today signed a long-term collective agreement on substantive matters that will see its members receiving a 9% salary increase this financial year. The agreement is valid for three years from 1 April 2003 through to 31 March 2006.

The Alliance, which includes the South African Communications Union (SACU) and the Solidarity Union, plus non-
union members and non-allied unions represent about 60% of the Telkom bargaining unit.

Telkom Group Executive for Human Resources, Oupa Magashula, congratulated the negotiation teams from the union and management for "finding common ground and concluding another landmark 3-year long-term agreement." SACU President, Colin Smith said the union "is duty bound at all times to act in the best interests of our members and we believe that in the end we upheld that duty."

Solidarity General Secretary: Telecommunications Industry, Danie de Wet, said, their members had given
Solidarity a mandate to negotiate an agreement that benefited its members. "This agreement benefits our members and at the same time creates the basis for a constructive relation between the union and the Company for the next three years," he said.

Salary increases will be implemented retrospectively, and employees also stand to benefit from revised and more favourable Company contributions to medical aid schemes. A brand new plan to reward performance, the
Individual Gainsharing Pool, will also be introduced for employees who exceed their individual performance targets.

Magashula said the salary increase and improvement to conditions of employment had been extended to all employees in the bargaining unit. "Union members who have not accepted the offer by the stated deadline will have the improved salaries and working conditions implemented only from the date on which they accept the offer," he said.

Telkom enquiries: Temba Masilela
SACU enquiries: Colin Smith
Executive Corporate Communication Mobile: 082 456 6061
Tel: 012 311 4301
Mobile: 082 779 4169
Solidarity enquiries: Danie de Wet
Tel: 012 643 8500 Mobile: 082 574 2462

EXHIBIT 99.6

Telkom investor relations

SENS Announcement
June 18, 2003

TELKOM SA LIMITED
     (Registration Number 1991/005476/06)
     ISIN ZAE000044897
     JSE and NYSE Share Code TKG
     ("Telkom")
Vodacom annual results for the year ended March 31, 2003
Vodacom Group (Proprietary) Limited ("Vodacom") (not listed) in which Telkom has a
50.0% holding, has today issued its annual results for the year ended 31 March 2003.
   Vodacom announced consolidated operating revenues of R19,779 million (US$ 2,504 million) for the year ended March 31, 2003, an increase of 22.5% over the year ended
March 31, 2002. Operating profit increased 19.6% to R4,330 million (US$ 548 million)
for the year ended March 31, 2003.    Vodacom delivered strong operational
performance, maintained its leadership position in the South African market and further grew its other African businesses.
   Highlights
*  Total customers increased 26.0% to 8.6 million
*  Record number of South African gross connections of 3.5 million
*  South African contract annual churn reduced to 11.9%, compared to 14.5%
   in 2002
*  South African ARPU's beginning to stabilise at R183 (US$23) compared to
   R182 in 2002
*  Launch of Vodacom Congo in May 2002
*  SMS growth of 64.7% to 1.5 billion SMSs compared to 911 million in 2002
*  Introduction of "MyLife", Vodacom's GPRS and MMS service offering in
   October 2002.
   Financial performance
   Vodacom again posted record results in the 2003 financial year. Despite changing local conditions and the rapid growth of start-up operations in Tanzania and the
Democratic Republic of Congo (DRC), profit margins only decreased marginally as
Vodacom increased efficiencies.
   Revenue
   Revenue increased 22.5% (2002: 21.7%) to R19,779 million (2002: R16,151 million).
The increase in revenue was primarily driven by customer growth and to a lesser extent by standard tariff increases and an increase in equipment sales into the DRC and Tanzania, as well as an uptake of 2.5G handsets in South Africa. Vodacom's revenue from other African operations increased 66.7% (2002: 302.7%) to R1,235 million (2002: R741 million).
   Operating profit
   Profit from operations increased 19.6% (2002: 41.8%) to R4,330 million (2002:
R3,621 million) and operating profit margin decreased marginally to 21.9% (2002:
22.4%). Operating profit margins decreased largely as a result of the increase in marketing and incentive costs and the change in the traffic mix and the resultant increase in interconnect costs. Operating profit was also impacted by the increased interconnection tariffs under amended interconnection agreements.
   EBITDA
   EBITDA increased 17.8% (2002: 35.9%) to R6,704 million (2002: R5,691 million).
EBITDA margin decreased to 33.9% (2002: 35.3%).  Excluding the impact of low margin cellular phone and equipment sales, the EBITDA margin was 38.3% in 2003, down from
39.2% in 2002.
   Net income
   The past three years' net income has been significantly distorted by two main factors.  Firstly, the disposal of non-core businesses and integration costs, principally relating to the consolidation of previously independent service providers, resulted in an abnormal profit of R56 million in 2002 and an abnormal loss of R213 million in 2001. Secondly, the adoption of IAS 39, "Financial Instruments:
Recognition and Measurement", resulted in a before tax loss of R486 million in the year ended March 31, 2003 and profit before tax of R352 million in the year ended

Belinda Williams, Investor Relations, Tel: +27 12 311 5720, Cell: +27 82 571 2087, telkomir@telkom.co.za

March 31, 2002. Although it is Vodacom's policy to hedge all foreign denominated commitments from South Africa, it does not qualify for hedge accounting in terms of
IAS 39 and the impact of fluctuations in exchange rates on the market value of the financial instruments are required to be reflected through the income statement.
   Capital expenditure
   Despite African expansion, Cell C roaming, GPRS launch and the installation of
1800 MHz equipment, capital expenditure decreased 20.6% to R3,399 million, or 17.2%
of revenue in 2003 (2002: R4,279 million; 26.5% of revenue). Capital expenditure decreased 24.4% and 7.8% to R2,488 million (2002: R3,291 million) and R911 million
(2002: R988 million) in South Africa and other African countries respectively.
   Financial structure and funding
   Vodacom's balance sheet continued to strengthen, with a net debt/EBITDA ratio of
34.2%, almost half of the prior year ratio of 62.9% and well within terms of borrowing covenants. Total interest and non-interest bearing debt decreased 18.5% to
R3,501 million (2002: R4,297 million) as a result of the 37.2% decrease in South
Africa's total debt to R2,327 million (2002: R3,706 million). The increase in other
African total debt of 98.6% to R1,174 million (2002: R591 million) was primarily as a result of R336 million utilisation of an extended credit facility for Vodacom Congo,
R502 million draw down of a project financing facility in Tanzania and the repayment of R400 million of funding loans in Vodacom Group.
   Shareholder distributions
   Distributions to shareholders increased 3.2% to R768 million in 2003, comprising of interest of R168 million (2002: R144 million) and dividends of R600 million (2002:
R600 million). The low growth in shareholder distributions despite strong cash flow growth is due to Vodacom's intention to repay shareholder loans of R920 million on 30
June 2003.
   Accounting policies
  The consolidated annual financial statements have been prepared in accordance with
International Financial Reporting Standards and South African Statements of Generally
Accepted Accounting Practice and have been prepared on the historical cost basis, unless otherwise indicated. The consolidated annual financial statements have been presented in South African Rands, as this is the currency in which the majority of the Group's transactions are denominated. Accounting policies have remained consistent, in all material respects, with those of the prior year.
   Summary audited group income statement
March 31,                                                                                 2002           2003%
Amounts in accordance with IFRS                                                                             Change

(in ZAR millions)
Revenue                                                                                 16,151        19,779          22.5
Operating expenses                                                                12,530        15,449          23.3
Operating profit                                                                        3,621          4,330          19.6
  Interest, dividends and other financial
   income received                                                                      840              742         (11.7)
  Finance charges                                                                     (868)         (1,546)        (78.1)
Profit before tax                                                                       3,593           3,526          (1.9)
  Taxation                                                                              (1,190)         (1,199)          0.8
Profit after tax                                                                         2,403           2,327          (3.2)
  Minority interests                                                                     (30)           (112)        273.3
Net profit                                                                                2,373           2,215           (6.7)
   Summary audited group balance sheet
March 31,                                                                                2002           2003%
Amounts in accordance with IFRS                                                                            Change

(in ZAR millions)
Total assets                                                                          15,359       16,816
Current assets                                                                        4,145         4,690
  Bank and cash balances                                                          719         1,207
  Other current assets                                                              3,426         3,483
Belinda Williams, Investor Relations, Tel: +27 12 311 5720, Cell: +27 82 571 2087, telkomir@telkom.co.za

Non-current assets                                                                         11,214         12,126
Total liabilities                                                                                  9,884           9,891
Current liabilities                                                                              7,990           7,009
  Short-term debt 1                                                                           3,517           1,769
  Other current liabilities                                                                   4,473            5,240
Non-current liabilities                                                                       1,894            2,882
Long-term debt 2                                                                                780            1,732
Other non-current liabilities                                                               1,114            1,150
Minority interests                                                                                 11                 88
Shareholders' equity                                                                        5,464             6,837

    Summary audited statements of changes in equity
 (in ZAR millions)

2002              2003
Balance at 1 April
3,506
5,464
Change in accounting policy
   85
-
Restated balance
3,591
5,464
Net profit for the year
2,373
2,214
Dividends declared
(600)
 (600)
Foreign currency translation reserve
 120
 (262)
Foreign currency translation reserve  deferred taxation                          (20)                 21
Balance at 31 March
5,464
 6,837

    Summary audited group cash Flow data
March 31,                                                                                      2002             2003%
Amounts in accordance with IFRS

          change
(in ZAR millions, except percentages)
Cash flow from operating activities                                                  3,815            4,342           13.8
Cash flow used in investing activities
      (4,543)          (3,243)         (28.6)
Cash flow from  financing activities
         571              518            (9.3)

    Summary audited segment analysis
                                                       2002            2003%

change
(in ZAR millions, except percentages)
Revenue                                                                                      16,151         19,779            22.5
South Africa                                                                                15,410         18,544            20.3
Other African countries                                                                     741           1,235            66.7
Operating profit/(loss)                                                                     3,621           4,330            19.6
South Africa                                                                                  3,540           4,334            22.4
Other African countries                                                                       81                -4          -104.9
Operating profit margin (%)                                                              22.4             21.9

   Operational data
  (Non-financial numbers are unaudited)

                    %
                                                                                                    2002            2003          change
Total customers (thousands)                                                          6,863           8,647              26.0
South Africa
Customers (thousands) 4                                                               6,557          7,874               20.1
  Contract                                                                                    1,090           1,181                8.3
  Prepaid                                                                                     5,439           6,664              22.5
  Community services telephones                                                      28                29                3.6
Churn (%)                                                                                     27.2             30.4              11.8
  Contract                                                                                     14.5             11.9             (17.9)
  Prepaid                                                                                      30.1             34.0              13.0
Average monthly revenue per customer (ZAR) 5                                182              183                0.5
  Contract 5                                                                                   560              629              12.3
Belinda Williams, Investor Relations, Tel: +27 12 311 5720, Cell: +27 82 571 2087, telkomir@telkom.co.za

Belinda Williams, Investor Relations, Tel: +27 12 311 5720, Cell: +27 82 571 2087, telkomir@telkom.co.za

  Prepaid                                                                                 93         90        (3.2)
  Community services                                                          1,719     1,861         8.3
Number of employees 6                                                       3,859     3,904         1.2
Number of customers per employee                                      1,699     2,017       18.7
   Other African countries
Customers (thousands)                                                           306      773      152.6
Average monthly revenue per customer
  Lesotho (ZAR)                                                                      144      104       (27.8)
  Tanzania (USD)                                                                      27       22      (18.5)
  Democratic Republic of the Congo (USD)                                n/a        20         NA
Number of employees                                                             494      502         1.6
Number of customers per mobile employee                              619    1,540     148.8
1   Includes short-term portion of finance leases, shareholder loans, non-interesting bearing debt, short-term interest-bearing debt and utilised credit facilities.
2   Includes long-term portion of interest-bearing debt.
3   EBITDA includes a net gain of Nil and R56 million in the 2003, and 2002 financial years, respectively, for integration costs, disposals of operations and impairments.
4   18.2% (2002:13.9%) of Vodacom's total reported customers, 20.5% (2002:15.9%) of its prepaid customers and 5.3% (2002: 3.8%)% of its contract customers in South Africa were inactive for a period of 3 months as of March 31, 2003
.
5   Value added service revenue from previously partially owned service providers is included in contract and total average monthly revenue per customer from October 1,
2001, at which time Vodacom consolidated these previously partially owned service providers.
6   Includes 219 and 423 total temporary employees as of March 31, 2003 and 2002 respectively.
   Johannesburg
   18 June 2003
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
   All statements contained herein, as well as oral statements that may be made by
Telkom SA Limited or by officers, directors or employees acting on behalf of the
Telkom Group, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the U.S.  Private Securities Litigation Reform Act
of 1995, specifically Section 21E of the U.S. Securities Exchange Act of 1934, as
amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.  Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption "Risk Factors" contained in the prospectus relating to
Telkom's initial public offering filed with the U.S. Securities Exchange Commission and available on Telkom's website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African mobile communications markets;
developments in the regulatory environment; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests;
fluctuations in the value of the Rand; and other matters not yet known to us or not currently considered material by us.  You should not place undue reliance on these forward-looking statements.  All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements.  Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this press release, either to conform them to actual results or to changes in our expectations.

EXHIBIT 99.7

Vodacom
Vodacom
Group Annual Results
18th June 2003

2
Outline
Strategic Highlights
Group Financial Review
2

This presentation has been prepared and published by Vodacom Group (Proprietary) Limited.
Vodacom Group (Proprietary) Limited is a private company and as such is not required by the Companies Act of 61 of
1973, as amended, to publish its results.
Vodacom Group (Proprietary) Limited makes no guarantee, assurance, representation and/or warranty as to the accuracy of the information contained in this presentation and will not be held liable for any reliance placed on the information contained in this presentation.
The information contained in this presentation is subject to change without notice and may be incomplete or condensed.
In addition, this presentation may not contain all material information pertaining to Vodacom Group (Proprietary) Limited and its subsidiaries.
Without in anyway derogating from the generality of the foregoing, it should be noted that:
     Many of the statements included in this presentation are forward-looking statements that involve risks and/or uncertainties and caution must be exercised in placing any reliance on these statements. Moreover, Vodacom
Group (Proprietary) Limited will not necessarily update any of these statements after the date of this presentation either to conform them to actual results or to changes in our expectations.
     Insofar as the shareholder's of Vodacom Group (Proprietary) Ltd are listed and offer their shares publicly for sale on recognised Stock Exchanges locally and/or internationally, potential investors in the shares of Vodacom Group
(Proprietary) Limited's shareholders are cautioned not to place undue reliance on this presentation.

Strategic Highlights
Alan Knott-Craig
Group Chief Executive Officer

Leveraging SA market
5
Delivering on our strategy for growth
  Strong and experienced management team
  Simple, focused organisational structure
  Powerful brand and extensive distribution
  Innovative culture and strong work ethic
  Strict financial discipline
Underpinned by
Leveraging SA position supported by carefully managed
expansion for long term growth
Continued South African growth potential
Potential returns from other African operations
Short to
medium term
Medium to
long term
5

Strong growth
6
Group highlights
At year end there
were 7,756 active
GPRS subscribers
6
R19.8 bn
22.5%
8.6 m       26.0%

Strong customer growth

Strong revenue growth
R4.3 bn
19.6%

Operating profit
1,963
24.5%

Customers/employee
17.2%
reduction of 9.3% points

Capex to revenue

Innovative products
"MyLife"
Current year
change since previous year

Leverage off better economies of scale
7
Vodacom South Africa (Market share 57%)
Total South African  mobile market
(thousands of customers)

Potential for further growth
  1800 Mhz spectrum issued
  4 Million free SIMs to be supplied
      over next 5 years
  Estimate the SA market at 19 million
Cell C expected to erode market
share of both MTN and Vodacom
  Vodacom benefits indirectly through
       the Cell C roaming agreement
Vodacom is strategically placed
for continued dominance
  Lowest-cost operator
  Extensive distribution
Source: Reported customers - MTN Results, estimates for Cell-C, 2003 estimates for Cell C and MTN.
1999
2000
2001
2002
2003
Cell C
MTN
Vodacom
CAGR 43%
3,337
5,188
8,339
10,789
13,852
7

Growing a dynamic customer base
8
Strong SA operational indicators
Gross connections up 15.0% to a
new high of 3.5 million
  84.6% of closing base is prepaid
  18.2% of closing base is inactive
Churn trends
  Contract churn at all-time low of 11.9%
  Prepaid churn increased to 34.0%
Total traffic1 increased by 18% to

10.5 billion minutes
2003 average of 15 SMS's per
customer, March 2003 18.3
Total SA ARPU begins stabilising
1. Total traffic excluding national roaming and incoming international
3,069
5,108
6,557
7,874
1,884
2,990
3,495
3,038
2000
2001
2002
2003
Customers
Gross connections
Vodacom SA customers and gross
connections (thousands)
266
208
182
629
481
493
560
183
98
90
93
132
2000
2001
2002
2003
Contract ARPU
Total ARPU
Prepaid ARPU
Vodacom SA ARPU (R's)
8

Our largest other African operation
9
Vodacom Tanzania (Market share 53%)
82
228
447
31
27
22
2001
2002
2003
Customers
ARPU
Customers (thousands) and ARPU
(US$)
Market analysis
53%
24%
19%
4%
Vodacom
Celtel
Mobitel
Other
Customer growth of 96.1%
  98.4% prepaid
  2,055 public phones
ARPU decline of 18.5% to $22
Market overview
  Market leader with 53% market share,
  Celtel recently aggressive
  Estimated penetration of 2.2%
  Substantial opportunity as economy and
infrastructure has shown visible
      improvement
  Built a strong and respected brand
  Substantial distribution through super
dealer structure including local partners
9

Positive first year of operations
10
Vodacom Congo (Market share 44%)
21
248
2002
2003
Customers (thousands)

1,074%
44%
50%
6%
Vodacom
Celtel
Others
Market analysis
Official launch May 2002
Strong customer growth
  95.7% prepaid
  6,828 public phones
ARPU of $20
Market overview
  We have more than doubled the market
      size in 11 months since launch
  Estimated penetration of 1.0%
  Brand is associated with quality, but
      market is extremely price sensitive
  Although numerous operators, most are
      niche and/or regionally based and not
      national
10

Responding to change
11
Vodacom Lesotho (Market share 80%)
22
57
77
144
104
2001
2002
2003
Customers
ARPU
Customers (thousands) and ARPU (R)
Market analysis
80%
20%
Vodacom
Econet
Customer growth of 35%
  93.8% prepaid
  True prepaid service was installed in
      2002
ARPU decline of 28% to R104
Market overview
  Launch of a second operator during the
      year has stimulated the market
  Reduced market share but strong
      subscriber growth
  Estimated penetration of 4.3%
11

State of the art South African network
12
Slowing capital expenditure
South Africa
   Quality network with national GPRS
       coverage
   Limited 1800 network installed in
   Gauteng and Western Cape
   Cumulative capex R16.6 bn
Tanzania
   6% of land area and 25% of
       population
   Cumulative capex $132 million
Congo
   CWN network switched off and
       redeployed
   Cumulative capex $119 million
   Coverage of 7 out of 9 provinces and
remaining 2 planned within 6 months
Lesotho
   Cumulative capex R185 million
Capex as a % of revenue
2,032
3,184
4,279
3,399
36.2%
24.0%
17.2%
26.5%
2000
2001
2002
2003
Capital expenditure
Capex as a % of revenue
Group capex spend (Rm)
Analysis of Group capex  (Rm)
2,488
911
South Africa
Other African countries
1,364
1,890
Budget
2004
Actual
2003

Financial Review
Leon Crouse
Group Finance Director

Consistent results
14
Financial Highlights
Current year
Previous year
33.9%     35.3%

EBITDA margin
21.9%      22.4%

Operating profit margin
R1.9 bn     (R0.1bn)

Free cash flow
33.6%      65.5%

Net debt to equity
18.0%      17.5%

ROA1

At year end all our African
operations were profitable at the
operating profit level on a monthly
basis
1 Based on average assets and PAT adjusted for after tax finance costs
14

Customers driving revenue
15
Group revenue analysis
2.7%
11.5%
26.8%
57.1%
1.9%
Airtime
Interconnection
Equipment sales
International airtime
Other sales and services
Revenue analysis (Rm)
(58.7%)
(26.6%)
(10.1%)
(1.9%) (2.7%)
Total revenue (Rm)
16,151
13,276
9,572
19,779
2000
2001
2002
2003

38.7%

21.7%

22.5%

35.4%

29.3%

20.6%
Revenue
excl. handsets
2003 : (2002)
15

African contribution growing
16
Group revenue analysis (Rm)
37.1
96
70
Lesotho
22.5
19,779
16,151
Vodacom Group
1,750.0
259
14
Congo
33.9
880
657
Tanzania
20.3
1
18,544
15,410
South Africa
% change
2003
2002
2002
2003
16

Other African operations contribution
4.6%     6.2%
1 Growth excluding equipment sales is 18.1%

SMS is still the main driver of data revenue
17
SA data revenue
Data revenue (Rm)
Revenue from data services makes
up 3% of total revenue
Strong penetration of SMS use
  Contract 73%
  Prepaid 42%
SMS usage increased 64.7% to
1.5 billion for the year
Stimulated by new tariff packages
such as 4U
Impact of MyLife and new
generation handsets is still to be
felt
581
400
266
2001
2002
2003

50.4%

45.3%
17

Significant increase in payments to other operators
18
Group operating expenses
Total operating expenses (Rm)
6.6%
15.4%
14.4%
55.9%
7.7%
Other direct network operating costs
Payments to other operators
Depreciation and amortisation
Staff expenses
Other
Operating expenses analysis (Rm)
(11.0%)
(55.8%)
(7.6%)
(9.1%)
(16.5%)
2003 : (2002)
12,530
10,723
7,208
15,449
2000
2001
2002
2003

48.8%

16.9%

23.3%
18

Cost of start up operations
19
Operating profit/(loss) analysis (Rm)
(485.0)
(117)
(20)
Congo
25.8
(34)
(132)
Holding companies
19.6
4,330
3,621
Vodacom Group
(66.7)
4
12
Lesotho
39.6
187
134
Tanzania
18.3
4,290
3,627
South Africa
% change
2003
2002
2.2%  (0.1%)
2002
2003

Other African operations contribution
Other African operations includes offshore holding companies
19

African contribution growing
20
EBITDA analysis (Rm)
(308.3)
(49)
(12)
Vodacom Congo
23.8
(30)
(126)
Holding companies
17.8
6,704
5,691
Vodacom Group
(16.1)
26
31
Vodacom Lesotho
44.6
334
231
Vodacom Tanzania
15.4
6,423
5,567
Vodacom South Africa
% change
2003
2002
3.6% 3.5%
2002
2003

Other African operations contribution
Other African operations includes offshore holding companies
20

21
Factors that affect the trends
1,275
2,042
2,264
1,627
2000
2001
2002
2003

60.2%

20.3%

39.2%
Handset sales (Rm)
More conservative accounting
policies than our peers
Change in traffic mix negatively
affected operating profit
Fluctuating, low margin handset
sales affect revenue and
margins
More competition demanded
higher direct costs & incentives
2,525
2,859
2,758
2001
2002
2003
SA net interconnect revenue (Rm)

3.5%

13.2%
21

And sale of non-core businesses
22
Results impacted by currency fluctuations
1,280
1,561
2,667
2,101
2000
2001
2002
2003
Excluding after tax effects of gains/(losses) on FEC and liability revaluation and integration costs, disposals of operations and impairment.

22.0%

34.6%

27.0%
Adjusted profit after tax (Rm)
Non-recurring sale of non-core
assets
A more rule based approach to
accounting has been adopted
  IAS39
  Effect of currency revaluation
  Effect of FEC book revaluation
Adjusted profit after tax shows
the real trend
2,101
(246)
(56)
2,403
2002
1,561
39
213
1,309
2001
2,667
340
-
2,327
2003
1,280
94
(129)
1,315
2000
After tax (@ 30%)
effects of all FEC and
IAS 39 adjustments
Adjusted profit after
tax
Integration costs
Profit after tax
22

Operational margins show consistent trends
23
Profitability and margins
33.9%
21.9%
13.7%
9.9%
14.7%
11.2%
36.2%
31.6%
35.3%
24.7%
19.2%
22.4%
2000
2001
2002
2003
EBITDA margin
Operating profit margin
Net profit margin
Margins (%)
33.9%
21.9%
13.4%
11.8%
13.0%
13.5%
34.8%
33.2%
34.9%
23.3%
20.8%
22.1%
2000
2001
2002
2003
Adjusted EBITDA margin
Adjusted operating profit margin
Adjusted Net profit margin
Adjusted Margins (%)
23

For all efficiency indicators in all operations
24
Increasing efficiencies
Improving efficiencies
  Customers per employee ratio at
      highest level
  Driving capex to revenue
      ratio down
  Indirect costs contained
Lower costs
  Network capex per customer down
      in SA by 2.9% to R1,933
  Convenience selling reduces churn
  No prepaid handset subsidies
1,245
1,699
2,017
758
2000
2001
2002
2003

64.2%

36.5%

18.7%
SA customers per employee
Other African customers per
employee
612
619
1,540
279
2000
2001
2002
2003

119.4%

1.1%

148.8%
24

Increasing cashflow generation and low leverage
25
Strong cashflows and balance sheet
Operating cash flow (Rm)
Net debt to EBITDA (%)
93.9%
63.1%
62.9%
34.2%
2000
2001
2002
2003

30.8%

0.2%

28.7%
3,182
4,664
6,721
6,188
2000
2001
2002
2003

46.6%

32.7%

8.6%
Net debt includes interest and non-interest bearing debt, shareholder loans, bank overdraft net of cash and cash equivalents.
187.9%
99.0%
76.5%
36.0%
2000
2001
2002
2003
Net debt includes interest and non-interest bearing debt, shareholder loans, bank overdraft net of cash and cash equivalents.
Net debt to net tangible assets (%)

88.9%

22.5%

40.5%
25

Including R1.2b in positive bank and cash balances
26
Net debt composition and maturity
(647.5)
(647.5)
Net bank and cash
158.3
-
-
108.7
49.6
2006
448.6
-
335.7
84.6
28.3
2005
189.3
-
-
111.7
77.6
2007
558.6
920.0
206.7
65.9
13.5
2004
542.4
-
-
Vodacom Congo
2,295.1
769.8
170.5
Net debt
920.0
-
-
SA shareholders loans
595.3
165.7
58.7
Vodacom Tanzania
884.9
604.1
111.8
SA finance leases
Total
>2009
2008
26

Project finance being sought for Vodacom Congo
27
Net debt profile
17.8
38.5%
21.8%
21.9%
Foreign denominated, ring-fenced
Foreign denominated, not ring-fenced
ZAR denominated, finance leases
ZAR denominated, other
Net debt profile
We aim to secure non-recourse
financing for all other African
operations
In South Africa our net debt
comprises almost entirely of
finance lease liabilities and
shareholders loans
As we only proportionately
consolidate Vodacom Congo,
49% of the debt is off balance
sheet. This funding is not ring
fenced.
27

Shareholders loans being repaid 30 June
28
Shareholder distributions
Shareholder distributions (Rm)
Repaying R920m shareholder
loans at June 30, 2003
Paying an interim dividend in
September 2003
Principle of approximately 3
times cover to decrease in the
future
480
600
600
144
158
202
168
2000
2001
2002
2003
Interest
Dividends

215.8%

16.6%

3.2%
28

Questions?

EXHIBIT 99.8

Johannesburg, South Africa  June 23, 2003, Telkom SA Limited
(JSE and NYSE: TKG), South Africa's largest communications group announces preliminary audited annual results for the year ended March 31, 2003.
Consolidated operating revenue increased by 10.0% to R37,600 million
(US$4,759 million), operating profit increased 55.4% to R6,514 million
(US$825 million) and basic earnings per share increased 33.5% to 292.6 cents
(US$c 37.0) for the year ended March 31, 2003.
Group financial highlights:
 Group operating margin increased from 12.3% to 17.3%
 Group EBITDA growth of 33.4% to R12,807 million
 Group EBITDA margin increased from 28.1% to 34.1%
 Group capital expenditure reduced 36.6% to R5,712 million
 Reduced net debt to equity ratio from 129.9% to 109.5%.
Group operational highlights
In 2003 the group delivered a strong operational performance. The fixed-line business improved its competitive positioning with enhanced levels of service and innovative product offerings. Cost savings were achieved across the group and customer growth in the mobile business continued to be strong. The year under review saw the following key achievements:
      The listing of Telkom on the JSE Securities Exchange South Africa and the New York
Stock Exchange on March 4, 2003
      Strong growth in mobile customers of 26.0% and 20.6% growth in ISDN channels
      Solid growth in fixed-line data revenue of 15.2%
      15.4% growth in fixed-line prepaid customers
      The launch of ADSL in August 2002
      The launch of the intercontinental submarine cable, Afrolinque in May 2002
      The official launch of Vodacom Congo in the DRC in May 2002
      Telkom and Vodacom synergies framework
      The launch of the Telkom Agency for Career Opportunities, an innovative programme specifically focused on the responsible redeployment and re-
skilling of redundant employees.
Subsequent to year-end, Telkom successfully concluded a three-year agreement with all its unions effective April 1, 2003. The agreement provides for a 9%
wage increase in the year ending March 31, 2004, an 8% in the year ending
March 31, 2005 and a 7% in the year ending March 31, 2006. In addition, the increase in Telkom's contributions to medical aid schemes will be limited to wage increases.
During the year the Minister of Communications and ICASA made further progress in the liberalisation of the telecommunications sector. A process has commenced to issue an additional license to provide public switched telecommunications services to a second national operator. An evaluation committee appointed by the
Minister of Communications has recommended that two of the four bidders for this license be prequalified. The Minister has indicated that she expects to grant this license in the second half of 2003.
In May 2003, the Minister of Communications announced the fees that would be required to obtain the 1800MHz radio frequency spectrum. However, the licences have not yet been issued.
Financial review
Telkom's strong group results in 2003 are supported by solid revenue growth, improvements in operational efficiencies, reduced capital expenditures and reduced interest expense on lowered outstanding debt. However, the results are impacted by two factors, namely: large non-core or one-off items in 2002 and
2003 and the fluctuations arising from measuring derivatives at fair value and due to the volatility of the exchange rate during the year.
Group operating profit before interest and taxation increased 55.4% to
R6,514 million in 2003 and, excluding the following significant one-off or non-core items, group operating profit before interest and taxation increased
29.8% in 2003:
      Net profit on sale of investments, property, plant and equipment of R104 million
(2002: R30 million)
      Asset write-offs of R189 million (2002: R445 million)
      Goodwill amortisation and impairment of R89 million (2002: R66 million)
      The provision for the supplier dispute with Telcordia, excluding interest, of
R58 million (2002: R325 million)
      IPO expenditure of R213 million (2002: Nil)
      Reduction of the fixed-line bad debt provision of R276 million (2002:
R153 million increase).
The group utilises derivative instruments to hedge its foreign currency denominated debt, floating interest rate exposure and foreign operational and capital expenditure. In terms of IAS 39, "Financial instruments: Recognition and
Measurement" the significant fluctuations in the currency resulted in a net fair value and foreign exchange loss of R1,285 million (2002: R635 million gain). The value of the Rand measured against the US Dollar increased 30.0% from
R11.44 per $1.00 at March 31, 2002 to R8.01 at March 31, 2003. The value of Rand as measured against the US Dollar decreased 42.9% in the year ended
March 31, 2002.
Telkom
Commentary
Telkom SA Limited group preliminary audited annual results
for the year ended March 31, 2003
(Registration number 1991/005476/06)
JSE and NYSE share code: TKG   ISIN: ZAE000044897
291.2
219.2
00             01        02         03
Eps up 34%
274.1
292.6
R cents
9,889
9,004
00             01        02         03
Capex reduced 37%
9,461
5,712
R million
26,268
25,401
00             01        02         03
Total debt down 12%
21,974
22,417
R million

Group operating revenue
Operating revenue increased in both the fixed-line and mobile segments, resulting in an overall increase of 10.0% (2002: 9.1%) to R37,600 million
(2002: R34,197 million). Fixed-line operating revenue, after inter-segmental eliminations, increased 5.8% (2002: 5.8%) primarily due to increased average tariffs and solid growth in data services. Mobile operating revenue, after inter-
segmental eliminations, increased 27.5% (2002: 25.5%) primarily due to customer growth.
Group operating expenses
Operating expenses increased 3.6% (2002: 13.8%) to R31,086 million (2002:
R30,006 million) due to increased operating expenses in the mobile segment.
These were partially offset by a 1.0% decrease (2002: 13.0% increase) in the fixed-line operating expenses primarily due to reduced selling, general and administrative expenses. The increase in mobile operating expenses of 23.4%
(2002: 16.8%) was primarily due to increased competition resulting in increased incentive costs. Mobile payments to other operators also increased as a result of the increased outgoing traffic and the higher volume growth of outgoing traffic terminating on other mobile networks relative to traffic terminating on the fixed-
line network.
Investment income
Investment income consists of interest received on trade receivables, short-term investments and bank accounts. Investment income decreased 17.2% (2002:
8.2% decrease) to R424 million (2002: R512 million) largely as a result of the following factors: a more rapid collection of trade debtors; lower interest received due to lower average balances in investments and bank accounts and reduced interest on the receivable owing from the South African Revenue
Services as they repaid R844 million on September 3, 2002 of their balance outstanding of R1,081 million at March 31, 2002.
Finance charges
Finance charges include interest paid on local and foreign borrowings, amortised discounts on bonds and commercial paper bills, fair value gains and losses on financial instruments and foreign exchange gains and losses. Finance charges increased 62.9% (2002: 18.7% decrease) to R4,154 million (2002:
R2,550 million) due to a significant increase in group net fair value and exchange losses on financial instruments from a net gain of R635 million in
2002 to a net loss of R1,285 million in 2003, partially offset by a 9.9%
decrease (2002: 23.8% increase) in interest expense to R2,869 million (2002:
R3,185 million). The decrease in interest expense was primarily due to lower balances on foreign loans. The net fair value losses on financial instruments of
R1,285 million was primarily due to the fair value of derivative instruments for foreign loans and purchases of foreign goods and services.
Taxation
Consolidated tax expense increased 20.2% (2002: 22.1%) to R1,049 million
(2002: R873 million). The consolidated effective tax rate was 37.7% in the
2003 financial year and 40.5% in the 2002 financial year. The high effective tax rate in the year ended March 31, 2002 was primarily due to non-deductible expenses at Telkom.
Net profit and earnings per share
Net profit increased 33.5% to R1,630 million in the year ended March 31, 2003 primarily due to increased operating profit in both the fixed-line and mobile segments.
These increases were partially offset by increases in finance charges due to the net loss on the revaluation of derivative instruments.
Group basic earnings per share increased 33.5% (2002: 24.7% decrease) to
292.6 cents (2002: 219.2 cents) and group headline earnings per share increased 4.9% (2002: 12.4% decrease) to 314.0 cents (2002: 299.3 cents).
Group capital expenditure
Group capital expenditure decreased 36.6% (2002: 8.9% decrease) to
R5,712 million (2002: R9,004 million). Fixed-line capital expenditure decreased 42.4% to R4,013 million (2002: R6,962 million) and was 13.5%
(2002: 24.9%) of fixed line revenue. Fixed line capital expenditure was lower than the budgeted amount of R4,932 million as a result more stringent investment criteria for capital investment, savings resulting from the relative strength of the
Rand against the US Dollar and Euro and projects carried forward to the 2004 financial year. The group's capital expenditure strategy has shifted to selective investment in the fixed-line segment on a smaller scale based on customer demand and economic viability. Capital investments will continue in growing business areas such as data services and in network evolution, business improvements and business operational support systems.
Despite African expansion, Cell C roaming investment, GPRS launch and the installation of 1800MHz equipment, mobile capital expenditure decreased
16.8% to R1,699 million (2002: R2,042 million) and was 17.2% (2002:
25.3%) of mobile revenue. Capital expenditure for the South African mobile operations was 13.4% (2002: 20.1%) of South African mobile revenue.
Consolidated capital expenditures in property, plant and equipment for the 2004 financial year is budgeted to be R6,429 million, of which approximately R4,977 million is budgeted to be spent in the fixed-line segment and R1,452 million in the mobile segment, which is the group's 50% share of Vodacom's total budgeted capital expenditure of R2,903 million. The increase in the fixed-line capital budget compared to the actual investment in 2003 is as a result of projects carried forward to the 2004 financial year and the increase in operational support systems investment as well as the provision for regulatory capital expenditure.
Group cash flow
Cash flows from operating activities increased 19.3% (2002: 32.5%) to R9,748 million (2002: R8,171 million) primarily due to increased operational cash flows, tax refunds and decreased interest expenses. Cash flows utilised in investing activities decreased 38.0% (2002: 7.2%) to R5,731 million (2002: R9,250 million) primarily due to the reduction in group capital expenditure.
In the 2003 financial year, loans repaid and the increase in net financial assets exceeded loans raised by R2,872 million. The group's repayments in 2003 include a net repayment of R1,371 million of commercial paper bills, a repurchase of R689 million of the TL03 local bond, a repayment of the
R359 million loan from European Investment Bank and the repayment of a
R200 million 12.5% coupon unsecured loan. Vodacom repaid R426 million of its debt, Telkom's 50% share of R213 million is included in loans repaid.
Vodacom's foreign debt increased R583 million as they utilised their extended credit facility for Vodacom Congo, and drew down on a project financing facility; Telkom's 50% share of R291 million is included in loans raised.
Funding sources
The group remains committed to the repayment of its debt and maintained its investment grade credit ratings with Moody's (Baa3) and Standard & Poors (BBB-).
Net debt after financial assets and liabilities decreased 8.1% to R20,096 million
(2002: R21,858 million). The balance sheet at March 31, 2003 strengthened, with a net debt to equity ratio of 109.5% from 129.9% at March 31, 2002. Total debt decreased 11.7% to R22,417 million (2002: R25,401 million).
As of March 31, 2003, 90.4% (2002: 86.2%) of the group debt was fixed rate debt and 9.6% (2002: 13.8%) was floating rate debt. In September 2003, a
10.75% unsecured local bond (TL03) with a weighted average yield to maturity of
10.9% matures. In May 2004 a 13% unsecured local bond (TL08) with a weighted average yield to maturity of 16.5% matures. The group intends to refinance its debt using operational free cash flows and new debt raised in the market.
Segment commentary
The operating structure comprises two segments, fixed-line and mobile. The fixed-
line segment provides fixed-line voice and data communications services through
Telkom; directory services through our 64.9% owned subsidiary, Telkom
Directory Services; and wireless data services through our wholly-owned subsidiary, Swiftnet. The mobile segment consists of a 50% interest in Vodacom.
Fixed-line
The fixed-line segment accounted for 77.7% (2002: 80.7%) of group operating revenues (after inter-segmental eliminations) and 66.7% (2002: 56.7%) of group operating profit at March 31, 2003.
Fixed-line operating revenue
In ZAR millions
Year ended March 31
2002
2003
% change
Subscriptions and connections
4,410
4,595
4.2
Traffic
17,168
18,001
4.9
Local
4,876
5,616
15.2
Long distance
3,794
3,562
(6.1)
Fixed-to-mobile
7,323
7,539
2.9
International outgoing
1,175
1,284
9.3
Interconnection
1,798
1,773
(1.4)
Data
3,913
4,507
15.2
Directories and other
687
759
10.5
Total fixed-line operating revenues
27,976
29,635
5.9
Operating revenue from our fixed-line segment, before inter-segmental eliminations, increased 5.9% (2002: 5.8%) primarily due to increased traffic revenue, as a result of average tariff increases and growth in data services revenue. Traffic was adversely affected in both the 2003 and 2002 financial years by the increasing substitution of calls placed using mobile services rather than fixed-line services. Traffic declined 0.7% (2002: 0.3% decrease), however, revenue per fixed access line continued to improve, increasing 5.5% (2002:
10.1%) to R4,989 (2002: R4,729). This was due to increased average tariffs, higher penetration of value-added voice services and increased penetration of higher revenue generating access services. Data revenue increased 15.2%
(2002: 17.6%) mainly due to higher demand for data services.
Fixed-line operating expenses
In ZAR millions
Year ended March 31
2002
2003
% change
Employee expenses
6,611
6,698
1.3
Payments to other network operators
6,759
6,726
(0.5)
SG&A
4,650
3,312
(28.8)
Services rendered
2,138
2,489
16.4
Operating leases
1,148
1,155
0.6
Depreciation and amortisation
4,363
5,105
17.0
Other income
(118)
(198)
67.8
Total fixed-line operating expenses
25,551
25,287
(1.0)
Fixed-line operating expenses, before inter-segmental eliminations, were relatively flat in the 2003 financial year, decreasing 1.0% (2002: 13.0%
increase) to R25,287 million (2002: R25,551 million) primarily due to reduced selling, general and administrative expenses. Selling, general and administrative expenses were impacted in the 2002 financial year by the inclusion of a R346 million write-off of Telcordia
-
related assets and the inclusion of a R325 million
provision, before interest and legal costs, related to the Telcordia dispute.
Excluding these items, selling, general and administrative expenses decreased primarily due to a R276 million reduction in the bad debt provision on our balance sheet, as well as lower materials and maintenance expenses due to reduced losses in respect of cable theft and lower fault rates. Bad debts written-off against the provision decreased by 39.5% (2002: 1.8% increase) to
R491 million (2002: R812 million). The decrease in fixed-line operating expenses was partially offset by increased depreciation and amortisation and services rendered, while operating leases, payments to other network operators and employee expenses remained relatively constant.
Fixed-line operating profits increased 79.3% (2002: 36.5% decrease) to
R4,348 million (2002: R2,425 million) with operating margins increasing to
14.7% (2002: 8.7%). Fixed-line EBITDA increased 39.3% (2002: 15.7%
decrease) to R9,453 million with EBITDA margins increasing to 31.9% (2002:
24.3%).
Mobile
The mobile segment accounted for 22.3% of group operating revenues (2002:
19.3%) (after inter-segmental eliminations) and 33.3% of group operating profits
(2002: 43.3%). Vodacom is the largest mobile communications network operator in South Africa with an estimated 57% share of mobile customers as of
March 31, 2003 based on total estimated customers. Vodacom also has investments in mobile operators in Lesotho, Tanzania and the Democratic
Republic of the Congo. Vodacom's operational statistics are presented below at
100%, but all financial figures are the 50% proportionately consolidated into the group.
Mobile operating revenue
In ZAR millions
Year ended March 31
2002
2003
% change
Airtime
4,743
5,650
19.1
Interconnection
2,150
2,655
23.5
Equipment sales
814
1,132
39.1
International services
151
270
78.8
Other sales and services
217
183
(15.7)
Total mobile operating revenue
8,075
9,890
22.5
During the year, the mobile segment delivered strong revenue growth of 22,5%, before inter-segmental eliminations, to R9,890 million (2002: R8,075 million), primarily driven by customer growth and an increase in equipment sales.
Revenue from Vodacom's operations outside of South Africa as a percentage of
Vodacom's total mobile operating revenue increased to 6.2% (2002: 4.6%).
The growth in revenue can largely be attributed to a 26.0% increase in
Vodacom's total customers to 8.6 million as of March 31, 2003 (2002: 6.9 million) resulting from strong growth in prepaid customers in South Africa and significant growth in customers outside of South Africa. In South Africa, total average monthly revenue per user (ARPUs) increased marginally to R183 (2002:
R182). Contract ARPUs increased by 12.3% to R629 (2002: R560). During the year, South African contract churn decreased to 11.9% in 2003
(2002: 14.5%). Prepaid churn, however, remained relatively high at 34.0%
(2002: 30.1%) due to greater competition, lower barriers to entry for prepaid customers and the volatile nature of the prepaid customer base.
Mobile operating expenses
In ZAR millions
Year ended March 31
2002
2003
% change
Employee expenses
568
509
(10.4)
Payments to other network operators
689
1,109
61.0
SG&A
3,688
4,614
25.1
Services rendered
57
65
14.0
Operating leases
237
273
15.2
Depreciation and amortisation
1,035
1,188
14.8
Other operating income
(15)
(34)
126.7
Total mobile operating expenses
6,259
7,724
23.4
Mobile operating expenses, before inter-segmental eliminations, increased by
23.4%, largely in line with the growth in revenue of 22.5%. Mobile selling, general and administrative expenses increased 25.1% in the year ended March
31, 2003 primarily due to an increase in selling and distribution expenses to support the growth in South African and other African operations and the increased competitiveness in the South African market.
Mobile payments to other network operators increased 61.0% in the year ended
March 31, 2003 as a result of increased outgoing traffic and a higher volume growth of outgoing traffic terminating on the other mobile networks relative to traffic terminating on the fixed-line network. The cost of terminating calls on other mobile networks is higher than calls terminating on Telkom's fixed-line network.
Profit from operations increased 19.3% (2002: 42.2%) to R2,166 million
(2002: R1,816 million) and operating profit margin decreased marginally to
21.9% (2002: 22.5%). Mobile EBITDA increased 17.6% (2002: 36.1%) to
R3,354 million with EBITDA margins decreasing to 33.9% (2002: 35.3%).
Dividends
The board of directors has decided not to declare a dividend at this time, as it believes it would be prudent to continue to focus on debt reduction in line with the group strategy.
Audit report
The comprehensive financial statements, from which the preliminary results have been derived, have been audited by the joint auditors Ernst & Young and KPMG. Their unqualified opinion is available for inspection at the company's registered office.
Outlook
Increased competition and emerging technologies place greater importance on the need to further develop our group strategy to maintain our leadership position and deliver value for shareholders.
We  will continue to improve the competitiveness of our fixed line business by improved customer service, innovative products and competitive pricing. We have also started to work more closely with Vodacom on potential synergies in areas such as marketing, procurement and products, that will build value for both operators. Our performance will be further enhanced by our commitment and ability to drive operational efficiencies, increase cash flows and reduce debt.
NE Mtshotshisa
SE Nxasana
Non-executive chairman
Chief executive officer
June 23, 2003
Johannesburg
Telkom SA Limited
Registration number:  1991/005476/06
Registered office:
Telkom Towers North, 152 Proes Street, Pretoria, 0002,
South Africa
Postal address:
Private Bag X881, Pretoria, 0001
Board of directors:                NE  Mtshotshisa (Chairman), SE Nxasana (CEO),
SM McKenzie (COO)*, CK Tan (CSO)#, JP Klug*,
Tan Sri Dat Ir. Md. Radzi Mansor#, RP Menell,
MP Moyo, TA Sekano, CL Valkin, TG Vilakazi,
VV Mashale (Company Secretary)
* American # Malaysian
Sponsor:
UBS Securities South Africa (Proprietary) Limited
Transfer secretaries: Computershare Investor Services Limited

Summary group financial statements and operational data
Operational data
Year ended March 31
2002
2003
% change
Fixed-line
Fixed access lines (thousands)
4,924
4,844
(1.6)
Postpaid
PSTN
3,554
3,285
(7.6)
ISDN channels
467
563
20.6
Prepaid
708
817
15.4
Payphones
195
179
(8.2)
Fixed-line penetration rate (%)
11.1
10.7
(3.6)
Revenue per fixed access line (ZAR)
4,729
4,989
5.5
Total fixed-line traffic (millions of minutes)
32,973
32,868
(0.3)
Local
20,252
20,396
0.7
Long distance
4,895
4,728
(3.4)
Fixed-to-mobile
4,390
4,135
(5.8)
International outgoing
375
439
17.1
Interconnection
3,061
3,170
3.6
Internet customers
48,995
98,690
101.4
Managed data network sites
5,684
7,729
36.0
Number of full-time, fixed-line employees
(excluding TDS and Swiftnet)
39,444
35,361
(10.4)
Fixed lines per fixed-line employee
125
137
9.6
Mobile
Total customers (thousands)
6,863
8,647
26.0
South Africa
Customers (thousands)
6,557
7,874
20.1
Contract
1,090
1,181
8.3
Prepaid
5,439
6,664
22.5
Community services telephones
28
29
3.6
Churn (%)
27.2
30.4
11.8
Contract (%)
14.5
11.9
(17.9)
Prepaid (%)
30.1
34.0
13.0
Average monthly revenue per customer (ZAR)
182
183
0.5
Contract
560
629
12.3
Prepaid
93
90
(3.2)
Community services
1,719
1,861
8.3
Number of employees
3,859
3,904
1.2
Number of customers per employee
1,699
2,017
18.7
Other African countries
Customers (thousands)
306
773
152.6
Average monthly revenue per customer
Lesotho (ZAR)
144
104
(27.8)
Tanzania (USD)
27
22
(18.5)
Democratic Republic of the Congo (USD)
n/a
20
n/a
Number of employees
494
502
1.6
Number of customers per mobile employee
619
1,540
148.8
Audited consolidated income statements
In ZAR millions
Year ended March 31
2002
2003
%
Operating revenue
34,197
37,600
10.0
Other income
144
234
62.5
Employees expenses
(7,166)
(7,208)
0.6
Payments to other operators
(5,762)
(6,185)
7.3
SG&A
(8,402)
(7,888)
(6.1)
Services rendered
(2,195)
(2,541)
15.8
Operating leases
(1,217)
(1,205)
(1.0)
Depreciation and amortisation
(5,408)
(6,293)
16.4
Operating profit
4,191
6,514
55.4
Investment income
512
424
(17.2)
Finance charges
(2,550)
(4,154)
62.9
Profit before tax
2,153
2,784
29.3
Taxation
(873)
(1,049)
20.2
Profit after tax
1,280
1,735
35.5
Minority interests
(59)
(105)
78.0
Net profit for the year
1,221
1,630
33.5
Number of ordinary shares (millions)
557
557
-
Basic and diluted earnings per share (cents)
219.2
292.6
33.5
Headline earnings per share (cents)
299.3
314.0
4.9
Dividends per share (cents)
-
-
-

Audited consolidated cash flow statements
In ZAR millions
Year ended March 31
2002
2003
% change
Operating activities
8,171
9,748
19.3
Cash receipts from customers
34,053
37,494
10.1
Cash paid to suppliers and employees
(22,470)
(25,431)
13.2
Cash generated from operations
11,583
12,063
4.1
Income from investments
528
384
(27.3)
Finance charges paid
(3,026)
(2,776)
(8.3)
Dividends paid
-
(25)
-
Taxation (paid)/refunded
(914)
102
(111.2)
Investing activities
(9,250)
(5,731)
(38.0)
Proceeds on disposal of property, plant
and equipment
139
193
38.8
Proceeds on disposal of subsidiaries and
joint ventures
13
16
23.1
Additions to property, plant and equipment
(9,004)
(5,671)
(37.0)
Intangible assets acquired
(97)
-
-
Additions to other investments
(119)
(269)
126.1
Purchase of subsidiaries and minority interest
(182)
-
-
Financing activities
66
(3,026)
-
Listing costs
(44)
(154)
250.0
Loans raised
14,286
9,117
(36.2)
Loans paid
(15,041)
(11,526)
(23.4)
Finance lease raised
-
5
-
Increase/(decrease) in net
financial assets
865
(468)
(154.1)
Net decrease in cash and cash equivalents
(1,013)
991
(197.8)
Net cash and cash equivalents at beginning
of the year
867
(98)
(111.3)
Effect of foreign exchange rate differences
48
(56)
(216.7)
Net cash and cash equivalents at end
of the year
(98)
837
(954.1)
Audited segment information
In ZAR millions
Year ended March 31
2002
2003
%
Group revenues
34,197
37,600
10.0
Fixed-line
27,976
29,635
5.9
Mobile
8,075
9,890
22.5
Inter-company eliminations
(1,854)
(1,925)
3.8
EBITDA
9,599
12,807
33.4
Fixed-line
6,788
9,453
39.3
Mobile
2,851
3,354
17.6
Inter-company eliminations
(40)
-
-
Depreciation and amortisation
5,408
6,293
16.4
Fixed-line
4,363
5,105
17.0
Mobile
1,035
1,188
14.8
Inter-company eliminations
10
-
-
Operating profit
4,191
6,514
55.4
Fixed-line
2,425
4,348
79.3
Mobile
1,816
2,166
19.3
Inter-company eliminations
(50)
-
-
Investment income
512
424
(17.2)
Fixed-line
839
730
(13.0)
Mobile
16
36
125.0
Inter-company eliminations
(343)
(342)
(0.3)
Finance charges
2,550
4,154
62.9
Fixed-line
2,557
3,758
47.0
Mobile
36
438
-
Inter-company eliminations
(43)
(42)
(2.3)
Taxation
873
1,049
20.2
Fixed-line
278
449
61.5
Mobile
595
600
0.8
Capital expenditure
9,004
5,712
(36.6)
Fixed-line
6,962
4,013
(42.4)
Mobile
2,042
1,699
(16.8)
Audited consolidated balance sheets
In ZAR millions
Year ended March 31
2002
2003
ASSETS
Non-current assets
44,211
43,233
Property, plant and equipment
41,918
41,046
Intangible assets
530

Investments
751
1,086
Deferred taxation
1,012
737
Current assets
10,997
9,921
Inventories
624
621
Trade and other receivables
5,720
6,110
Short-term investment
29
26
Income tax receivable
1,081
276
Other financial assets
2,819
1,771
Cash and cash equivalents
724
1,117
Total assets
55,208
53,154
EQUITY AND LIABILITIES
Capital and reserves
16,832
18,348
Share capital and premium
8,293
8,293
Share issue expenses
(44)
-
Non-distributable reserves
134
(11)
Retained earnings
8,449
10,066
Minority interest
133
194
Non-current liabilities
25,597
20,504
Interest bearing debt
21,505
16,346
Finance leases
1,028
1,107
Deferred taxation
463
497
Provisions
2,601
2,554
Current liabilities
12,646
14,108
Trade and other payables
6,663
5,229
Current portion of interest bearing debt
2,041
4,677
Current portion of finance leases
5
7
Deferred income
958
1,030
Income tax payable
193
177
Other financial liabilities

567
Current portion of provisions
1,964
2,141
Credit facilities utilised
822
280
Total equity and liabilities
55,208
53,154
Audited consolidated statements of changes in equity
In ZAR millions
Year ended March 31
2002
2003
Balance at April 1
14,972
16,832
Change in accounting policy on adoption of IAS 39
629
-
Restated balance
15,601
16,832
Net profit for the year
1,221
1,630
Fair value adjustments on investments
5
(37)
Foreign currency reserves net of tax
49
(121)
Share issue expenses (capitalised)/reversed
(44)
44
Balance at March 31
16,832
18,348
Notes to the summary group financial statements
1.
Basis of preparation and accounting policies
The group has prepared financial statements as required by the South African Companies' Act, 1973 and in accordance with International Financial Reporting
Standards for all periods presented. The accounting policies of the group applied in the presentation of the group preliminary annual results for the year ended
March 31, 2003 are consistent with those applied in the financial statements for the year ended March 31, 2002.
In ZAR millions
Year ended March 31
2002
2003
2.
Impairment losses
445
205
The group impaired R16 million of the goodwill arising on
the acquisition of 40% of Swiftnet (Proprietary) Limited in 2003 as a result of the current performance of that company.
Additionally the group incurred further property, plant and
equipment write-offs and impairments.
3.
Restructuring costs
373
244
Telkom has continued to incur restructuring costs,
as a result of a plan to reduce the workforce.
2,124 employees were affected (2002: 2,960).
4.
Number of shares in issue
557 031 819 ordinary shares of R10 each.
5.     Net asset value per share (cents)
3,021.7
3,293.7
The calculation of net asset value per share is based on
net assets of R18,348 million at March 31, 2003
(2002: R16,832 million) and 557 031 819
(2002: 557 031 819) issued shares.
6.
Basic and diluted earnings per share (cents)
219.2
292.6
The calculation of basic and diluted earnings per share is

based on net profit of R1,630 million (2002: R1,221 million)
and 557 031 819 (2002: 557 031 819) issued shares.
There are no dilution factors at present; as a result basic
and diluted earnings per share are equal.
7.
Headline earnings reconciliation
Earnings as reported
1,221
1,630
Adjustments:
Net profit on disposal of investments, property, plant and equipment
(30)
(104)
Property, plant and equipment impairment and write-offs
445
189
Goodwill amortisation
66
73
Goodwill impairment
-
16
Tax and outside shareholder effects
(35)
(55)
Headline earnings
1,667
1,749
Headline earnings per share (cents)
299.3
314.0
The calculation of headline earnings per share is based on
headline earnings of R1,749 million (2002: R1,667 million)
and 557 031 819 (2002: 557 031 819) ordinary
shares in issue.
8.
Net cash and cash equivalents
(98)
837
Cash
724
1,117
Credit facilities utilised
(822)
(280)
Unutilised banking facilities (Rbn)
2.2
3.0
The general banking facilities have no specific maturity date, but are subject to annual review. The facilities are in place to ensure continuing liquidity.
9.
Additions to property, plant and equipment
9,004
5,712
Land and buildings
48
60
Network equipment
1,719
2,479
Furniture and office equipment
67
22
Support equipment
-
341
Data-processing equipment
337
354
Under construction
6,727
2,416
Other
106
40
10. Interest bearing debt
Current portion of interest bearing debt
2,041
4,677
Local debt
1,982
4,527
Foreign debt
59
150
Long-term portion of interest bearing debt
21,505
16,346
Local debt
16,009
11,473
Foreign debt
5,496
4,873
Total long-term portion of interest bearing debt
21,505
16,346
Year ended March 31
In ZAR millions
2002
2003
11. Contingencies
Third parties
65
161
Guarantee of employee housing loans
208
192
Third parties
These amounts represent sundry disputes against third parties that are not individually significant and that the company does not envisage settling.
Guarantee of employee housing loans
Telkom guarantees to settle a certain portion of employees' housing loans. The amount guaranteed differs depending on factors such as employment period and salary rates.
When an employee leaves the employment of Telkom, any housing debt guaranteed by the company is settled before any payment can be made over to the employee.
The maximum amount of the guarantee in the event of default is disclosed above.
Supplier dispute
Expenditure of R594 million was incurred up to March 31, 2002 for the development and the installation of an integrated end-to-end customer assurance and activation system to be supplied by Telcordia. In the 2001 financial year, the agreement with Telcordia was terminated and the company wrote-off R119 million of this investment in the fixed-line business. Following an assessment of the viability of the assets relating to the Telcordia initiative, the balance of the assets was written-off in the 2002 financial year. During March 2001, the dispute was taken to arbitration, where Telcordia was seeking approximately US$130 million plus interest at a rate of 15,5%
per year for money outstanding and damages. In September 2002, a partial ruling was issued by the arbitrator in favour of Telcordia. Telkom has since brought an application to the High Court in August 2003. Telcordia also petitioned the United States District Court to confirm the parital finding, which petition Telkom has resisted.
A hearing date for this petition has been scheduled for June 25, 2003. The arbitration proceedings and the amounts of Telkom's liability are not expected to be finalised until late 2003 or early 2004. Telkom's provision of US$44 million for its estimate of probable liabilities, including interest, was recognized as at March 31, 2003.
Site restoration costs
The group has a constructive, but not legal, obligation to incur site restoration costs. No sites have been identified that would require material restoration to be performed in the foreseeable future.
Vodacom Congo (R.D.C.) S.P.R.L.
The group has a 51% equity interest through Vodacom in Vodacom Congo (R.D.C.) S.P.R.L. ("Vodacom Congo"), which commenced business on December 11, 2001.
Vodacom, in terms of the shareholders' agreement, is ultimately responsible for the funding of the operations of Vodacom Congo for the first three years. The 49% portion attributable to the joint venture partner of the liabilities and losses were as follows:
Year ended March 31
In ZAR millions
2002
2003
Net loss
(19)
(186)
Total liabilities
(30)
(522)
Total assets

Preference shares
(368)
(368)
Accordingly, the group exposure is 50% of the above amounts.
12. Capital commitments
Capital commitments authorised not committed
5,272
5,494
Fixed-line
4,847
4,873
Mobile
425
621
Capital commitments authorised and committed
810
435
Fixed-line
85
104
Mobile
725
331
These commitments are expected to be financed mainly from
internally generated cash and other borrowings.
13. Related party transactions
With joint venture (Vodacom  50% share)
Income
(370)
(436)
Expenses
1,484
1,489
Audit fees  IPO-related fees

14
IPO costs

25
Interest received
(36)
(42)
With shareholders
Thintana Communications LLC  Management fees
396
273
Government  Revenue
1,382
1,873
Related party balances
With joint venture (Vodacom)
Trade receivables
41
35
Trade payables
(272)
(253)
With shareholders
Government  Trade receivables
134
193
Employees  Other receivables
170
126
With affiliate directors
March 31, 2003
Mr Eric Molobi resigned as a director of Telkom on July 31, 2002 and was no longer the Chairman of the board of Directors at March 31, 2003.
Ms Nomazizi Mtshotshisa, Chairman of the board of directors at March 31, 2003, is a director of Beslyn Investments, a company that has a contract to supply Telkom with protective clothing.
Mr Tlhalefang Sekano is Chairman of Letlapa Security and a director of Telesafe Security. Letlapa Security owns an interest in Telesafe Security, a security company that provides physical security services at Telkom.
March 31, 2002
Mr Eric Molobi, the Chairman of the board of directors on March 30, 2002, had the following interests as Chief Executive Officer of Kagiso Trust Investments
(Proprietary) Limited:
 A 25% holding by Kagiso Trust Investments (Proprietary) Limited in BUA Telecoms, a company that is a vendor to the group.
 A 25% holding by Kagiso Trust Investments (Proprietary) Limited in debis Fleet Management (Proprietary) Limited, a fleet management company to which the group has outsourced its vehicle fleet.
 A 50,1% holding by Kagiso Trust Investments (Proprietary) Limited in Kagiso Treasury Services (Proprietary) Limited who manages Telkom's treasury function.
14.  Subsequent events
On September 1, 2002, Telkom issued an information memorandum inviting potential investors to provide preliminary submissions to purchase a substantial portion of the fixed-line property portfolio and lease that property back to us. On May 23, 2003, Telkom announced that it had terminated its information memorandum relating to the proposed sale and lease-back transaction. The directors are not aware of any other matter or circumstance since the financial year-end, not otherwise dealt with in the financial statements, which significantly affects the financial position of the group and the results of operation.
15.  Negative working capital
For the financial years ended March 31, 2003 and 2002, the group's current liabilities are greater than the current assets. Current liabilities will be financed from operating cash flows, new borrowings and existing credit facilities.
16.  Comparisons
Certain comparatives have been reclassified in accordance with current period classifications and presentations.
Special note regarding forward-looking statements
All statements contained herein, as well as oral statements that may be made by Telkom or by officers, directors or employees acting on behalf of the Telkom group, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section
21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption "Risk Factors" contained in the prospectus relating to Telkom's initial public offering filed with the U.S. Securities Exchange Commission and available on Telkom's website at www.telkom.co.za, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom's ability to reduce expenditure; the outcome of arbitration or litigation proceedings with Telcordia Technologies Incorporated; general economic, political, social and legal conditions in
South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this press release, either to conform them to actual results or to changes in our expectations.
www.telkom.co.za

EXHIBIT 99.9

Telkom SA Limited
Group annual results
Year ended March 31, 2003

An integrated communications group
2
Telkom at a glance
March 31, 2003
Group structure
Fixed lines (000s)
4,844
Telkom
Directory
Services
Swiftnet
50%
Telkom
Vodacom
Mobile
Vodafone Group plc
VenFin Limited
35%
15%
100%
Fixed-line
Digitalisation (%)
99.8
Fixed-line employees1

35,361
Mobile customers (000s)
SA mobile market share (%)
8,647
57
64.9%
Shareholding
Listing details
The Government of South Africa         39.3%
Thintana (SBC & Telekom Malaysia)   30.0%
Ucingo Investments                                 3.0%
Freefloat
27.7%
Listed on JSE and NYSE on 4 March 2002
Ticker symbol: TKG
ADR ratio 1:4
Market capitalisation: R16.2bn (US$:2.1bn)
Excludes employees of Telkom Directory Services and Swiftnet

Focused on improving returns to shareholders
3
Group strategy
 Compete effectively and grow selected markets
 Enhance operational and capital efficiencies
 Expand integrated service offerings
 Enhance employee performance
 Capitalise on growing mobile communications market
Increase profitability and cash flows,
reduce indebtedness, reinstate dividend payments
Increase
shareholder value
Maintain market
leadership positions
Position the Group for competition

A year of achievement
4
Key achievements
 Launch of ADSL in August 2002
  Increasing revenue intensity
 Vodacom and Telkom synergies framework
  Support for long-term group strategy
 Vodacom launch of DRC in May 2002
  Building a base for long-term African growth
 Launch of the intercontinental submarine cable, Afrolinque, in May 2002.
 Launch of "The Agency"
  Support for responsible redeployment of staff
 Fixed-line cultural change programmes
  Creating a culture of savings and service

Solid growth balanced with increased efficiencies
5
Group operational highlights
In 2003
20.6% growth
ISDN channels
15.4% growth
Prepaid customers
36.0% growth
Managed data sites
10.4% reduction
Fixed-line employees1

Mobile customers2

26.0% growth
18.7% increase
Mobile SA customers/employee
64.7% growth
Mobile SMSs
1.
Excluding Telkom Directory Services and Swiftnet
2.
South Africa and other African Countries

A year of solid financial performance
6
Group financial highlights
In ZAR millions            % change since previous year
Revenue
37,600    10.0
12,807    33.4
EBITDA
6,514    55.4
EBIT
292.6    33.5
EPS
(cents)
5,712   (36.6)
Capex
20,096   (8.1)
Net debt 1

Year ended March 31, 2003. 1. Net interest bearing debt net of other financial assets and liabilities

Group financials

Margin expansion and strong earnings growth
8
Group income statement highlights
%
2003
2002
March 31, ZAR millions
314.0
292.6
1,630
17.3
6,514
34.1
12,807
37,600
28.1
EBITDA margin
4.9
299.3
HEPS
33.5
219.2
EPS
33.5
1,221
Net profit
12.3
EBIT margin
55.4
4,191
EBIT
33.4
9,599
EBITDA
10.0
34,197
Revenue

Normalised earnings reflect strong operational performance
9
Normalised earnings
-
213
-
IPO expenditure
-
98
375
Telcordia (incl legal and finance charges)
%
2003
2002
March 31, ZAR millions
496.7
2,767
900
(193)
1,749
119
1,630
4.9
1,667
Headline earnings
62.4
305.9
Normalised EPS (cents)
62.4
1,704
Normalised earnings
-
(445)
IAS 39 after 30% tax adjustment1

-
107
Provision for bad debts (after 30% tax)
1
(73.3)
446
Headline earnings adjustments
33.5
1,221
Earnings as reported
1.  South African normal rate of taxation  30%)

Revenue growth and strict cost control yield expanding margins
10
Expanding group margins
14.4
15.9
12.3
17.3
10.8
14.4
8.7
14.7
24.7
19.2
22.5
21.9
2000
2001
2002
2003
Group
Fixed-line
Mobile
Year ended March 31
EBIT margin (%)
29.8
32.0
28.1
34.1
26.6
30.5
24.3
31.9
36.2
31.6
35.3
33.9
2000
2001
2002
2003
Group
Fixed-line
Mobile
Year ended March 31
EBITDA margin (%)

11
Segment contribution
Operating profit contribution
Revenue contribution
33.3%
66.7%
Fixed-line  4,348       79.3
Mobile 2,166      19.3
Year ended March 31
1. After inter-segmental eliminations
In ZAR millions             % change on previous year
In ZAR millions             % change on previous year
22.3%
77.7%
Fixed-line  29,199        5.8
Mobile 8,401      27.5
1. After inter-segmental eliminations

1% decline in fixed-line opex and 23% increase in mobile opex
12
Containing group operating expenses
Group operating expenses
Group operating expenses contribution
In ZAR millions
In ZAR millions
% change from previous year
23,205
26,368
31,086
30,006
2000
2001
2002
2003

3.6%
25.2%
8.1%
20.1%
3.8%
19.7%
23.0%
Employee expenses: 7,208       0.6
Depreciation & amortisation: 6,293      16.4
Operating leases: 1,205     (1.0)
Services rendered: 2,541     15.8
      SG&A: 7,888     (6.1)
Payments to operators: 6,185       7.3
Year ended March 31, 2003.  Excluding other income of R234 million
Year ended March 31.  Includes other income

Increased efficiencies and strict cost control reduce fixed-line opex
13
Fixed-line operating expenses
Employee expenses
Payments to operators
SG&A
In ZAR millions
In ZAR millions
In ZAR millions
6,759
6,726
2002
2003

0.5%
Year ended March 31.  Before inter-segmental eliminations.
4,650
3,312
2002
2003

28.8%
6,611
6,698
23.6
22.6
2002
2003
Employee expenses as % revenue

Increased mobile opex largely in line with increased revenue
14
Mobile
1
operating expenses
568
509
7.0
5.1
2002
2003
Employee expenses as % revenue
Year ended March 31. 1. 50% of Vodacom's operating expenses. Expense categories differ from those presented by Vodacom.  Before inter-
segmental eliminations.
689
1,109
2002
2003

61.0%
3,688
4,614
2002
2003

25.1%
Payments to operators
SG&A
Employee expenses
In ZAR millions
In ZAR millions
In ZAR millions

Strong free cash flows to support debt reduction
15
Group cash flow highlights
%
2003
2002
March 31, In ZAR millions
4,017
837
(3,026)
5,671
5,731
12,063
9,748
(38.0)
9,250
Investing activities
-
(1,079)
Free cash flow
-
(98)
Net cash
-
66
Financing activities
(37.0)
9,004
Additions to PPE
4.1
11,583
Cash generated from operations
19.3
8,171
Operating activities

Balancing growth investment with stringent investment criteria
16
Reduced capital investment
Fixed-line capital expenditure
Mobile capital expenditure
8,468
8,297
4,013
6,962
35.5%
31.4%
24.9%
13.5%
2000
2001
2002
2003
Capex to revenue
R5.0bn budget
for 2004
993
1,592
1,699
2,042
20.7%
24.0%
25.3%
17.2%
2000
2001
2002
2003
Capex to revenue
Year ended March 31. 50% of Vodacom, excluding intangibles
Revenue before inter-segmental eliminations
R1.4bn (50% of
Vodacom's) budget
for 2004
In ZAR millions
In ZAR millions
Year ended March 31

Strengthened balance sheet
17
Group balance sheet highlights
(11.6)
34,612
39,136
Total liabilities
(11.7)
22,417
25,401
Total debt
(8.1)
20,096
21,858
Net debt
2
109.5
129.9
Net debt to equity ratio
9.0
18,348
16,832
Capital and reserves
11.8
7.8
Return on assets
1
%
2003
2002
March 31, In ZAR millions
53,154
(3.7)
55,208
Total assets
1.
Operating profit after 30% taxation (SA normal taxation), before interest on average total assets (excluding financial assets), excluding non-interest bearing liabilities
2.
Total interest-bearing debt net of cash and financial assets and liabilities

Balanced debt profile
18
Group debt profile
Group total debt ageing
Currency profile
Local: 17,114  77.3%
Foreign: 5,023   22.7%
In ZAR millions
contribution
4,693
5,173
1,553
4,576
5,429
4,682
2004
2005
2006
2007
2008
2008
thereafter
Year ended March 31.
TL03, Sep- 03,
R4,3bn YTM-
10 to 11%
TL08, May-
04, R3.4
YTM-17.3%
In ZAR millions
Fixed v Floating
Floating: 2,133  9.6%
Fixed: 20,004   90.4%
In ZAR millions
contribution
Year ended March 31, 2003.  Total debt excluding credit facilities utilised

Dividend scheduled to be reinstated for the year ended March 2004
19
Delivering on financial objectives
Capex reduction
Margin expansion
Increased free cash
flow
1.  Exclude other financial liabilities
Group EBITDA margin 34.1%
Group EBIT margin 17.3%
Group Capex to revenue  15.2%
Group capex R5,7bn
Free cash flows of R4,0bn
EPS growth of 33.5%
Debt repayment of R2.4bn
1

Fixed-line operational review

Solid growth balanced with increased efficiencies
21
Fixed-line financial highlights
In ZAR millions
% change since previous year
Revenue
29,635      5.9
4,348
79.3
EBIT
4,013       (42.4)
Capex
21,173     (11.2)
Total debt
1
% in 2003      % in previous year
EBITDA margin
31.9    24.3
13.5    24.9
Capex to revenue
Fixed-line segment, before inter-segmental eliminations with mobile segment
1. Total debt for Telkom Company only

Increasing profitability of customers and revenue potential of customers
22
Improving the quality of our customer base
Prepaid customers (000s)
ISDN Channels (000s)
Year ended March 31
467
563
2002
2003

20.6%
4,729
4,989
2002
2003
Revenue per line1 (ZAR)

5.5%
708
817
2002
2003

15.4%
1. Excluding data and directories and other services revenue

Telkom is becoming a trusted data service partner
23
Data volumes providing growth
Data revenue (Rm)
2,764
3,328
4,507
3,913
2000
2001
2002
2003
Year ended March 31
Fixed-line data revenues before inter-segmental eliminations with Vodacom

15.2
Number of managed network sites

36.0
3,138
4,634
7,729
5,684
2000
2001
2002
2003
Number of sites
In ZAR millions
Year ended March 31

Great improvements in customer service
24
Customer service remains top priority
0.4
3
2002
2003
15
31
2002
2003
7
14
2002
2003
Mean time to repair
corporate voice improved
by 50% to 7 hours
Mean time to install ISDN
improved  by 52%  to 15
days
Mean time to install
corporate voice improved
by 87% to 0.4 hours
Year ended March 31

Creating awarenes of fixed-line price competitiveness
25
Keeping prices competitive
13.2
9.2
6.9
5.8
2.7
2.7
7.7
1997
1998
1999
2000
2001
2002
2003
Tariff rebalancing largely completed over 5 years
period ending 2002 in preparation for competition.
Ratio of local call prices to long distance now in line
with best practice
Local and long distance calls are the
cheapest in the South African market
Standard
time
Callmore
time
Local
(0-50km)1
R0.37/min              R0.14/min
Long distance
(>50km)1
R0.99/min              R0.50/min
Mobile
R1.88/min              R1.11/min
Year ended March 31. Note: 3-minute local call to 3 minute long distance call (>200 km)
Rates as of 1 January 2003 and include VAT. 1. After 1st unit.

26
Protecting our core revenues
Real price reductions
Volume discounts
Long-term contracts
Value-added products
4,507
1,284
1,773
7,539
5,616
4,595
3,562
Data
ILD
DLD
Interconnect
F-M
Local
Subs
Risk of competition
High
Low
Year ended March 31, 2003. Fixed-line revenues (ZARm), before inter-segmental eliminations with Vodacom. ILD  International Long Distance; DLD -- Domestic Long Distance
Tariffs rebalanced
Price promotions
Cable investments
African hubbing
SNO services
New mobile interconnect
Prepaid growth
Value-added services
Tariffs rebalanced
Call packages

Responsibly reducing employees
27
Streamlining the company
Fixed-line employee numbers
1
Employee losses over last 4 years
Contribution to gross employee losses
1
(%)
49,128
43,758
35,361
39,444
2000
2001
2002
2003
Year ended March 31.
1. Excludes employees of Telkom Directory Services and Swiftnet.

10.4%
Natural attrition: 34.7%
Outsourcing: 10.5%
Involuntary reductions: 6.3%
Early retirement: 18.3%
Voluntary severance: 30.2%
4  years from 1 April 1999  to  March 2003
1. Gross staff losses before appointments of  31,439

28
Creating a cost conscious culture
2,093
1,932
7.5
6.5
2002
2003
Materials & maintenance as %
revenues
812
491
2.9
1.7
2002
2003
Bad debt write-off as % revenues
2,244
2,241
2002
2003
Materials and maintenance (ZARm)
Year ended March 31.  Before inter-segmental eliminations.       1. Bad debt write-off against provision.

7.7%
Bad debts (ZARm)
1
Outsourced contracts (ZARm)
1
Flat
1. Property management and operating leases costs

Mobile operational review

Leadership in financial performance
30
Vodacom
1
financial highlights
In ZAR millions
% change since previous year
Revenue
19,779       22.5
4,330
19.6
EBIT
3,399
(20.6)
Capex
EBITDA margin
33.9    35.3
% in 2003        % in previous year
17.2    26.4
Capex to revenue
33.6   65.4
Net debt to equity
1.  100% of Vodacom (Telkom consolidates 50%)

Customer growth supports forecast increased penetration in SA
31
Continued strong customer growth in South Africa
Vodacom South African customers (000s)
South African mobile market share
Number of customers (M):  market share (%)
3,069
5,108
7,874
6,557
2000
2001
2002
2003

20.1%
MTN: 4.8      35
Vodacom: 7.9       57
Cell C 1.1      8
Vodacom estimates
Year ended March 31

Increasing the value of our contract customers
32
Stabilising mobile ARPUs
SA contract churn (%)
SA contract ARPU's (ZAR)

12.3%
560
629
2002
2003
Vodacom SA ARPU (ZAR)
182
183
2002
2003

0.5%
14.5
11.9
2002
2003

17.9%
Year ended March 31
Year ended March 31
Year ended March 31

Launch of MyLife in October 2002 to support future data growth
33
Strong mobile data growth
Vodacom data revenue
Number of SMSs
In ZAR millions
Millions
1,500
911
2002
2003

64.7%
581
400
2002
2003

45.3%
Year ended March 31.
1.  100% of Vodacom (Telkom consolidates 50%)
Year ended March 31

Combatting margin pressure with improved productivity
34
Improving productivity
36.2
32.0
35.6
34.9
24.7
19.7
23.0
23.4
2000
2001
2002
2003
EBITDA %
EBIT %
SA customers per employee
Year ended March 31
Vodacom SA profitability margins (%)
Year ended March 31

18.7%
758
1,245
2,017
1,699
2000
2001
2002
2003

Creating a base for longterm growth
35
Expansion beyond South Africa
38
184
1,235
741
2000
2001
2002
2003
447,438 customers
Estimate market share: 53%
ARPU: USD 22
Employees: 224
77,474 customers
Estimate market share: NA
ARPU: ZAR 104
Employees: 74
247,909 customers
Estimate market share: 44%
ARPU: USD 20
Employees: 204
Other African revenue (ZARm)
1
Tanzania
DRC
Lesotho

66.7%
Year ended March 31. 1.  100% of Vodacom  Telkom consolidates 50%

Conclusion

Adapting to new trading challenges
37
Recent developments
 Wage settlement
  9%, 8%, 7% for years ending March 04, 05, 06 respectively
 Change in inflation
 Decline in interest rates
  Impact on future tariffs, operating profits
  Benefit on refinancing of debt, consumer spend
 Competition in fixed-line
  Two bidders short-listed
 Regulatory
  Price of 1800mhz spectrum determined

Well positioned to deliver on short to medium term targets
38
Outlook
Customer service
Efficiencies
Debt reduction
Short-term
focus
Fixed-mobile synergies
African growth
Carrier of choice
Long-term
focus

39
Forward-looking safe harbour
All statements contained herein, as well as oral statements that may be made by Telkom SA Limited or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the U.S.  Private Securities
Litigation Reform Act of 1995, specifically Section 21E of the U.S. Securities Exchange Act of 1934, as
amended.  Such forward-looking statements involve a known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.  Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption "Risk Factors" contained in the prospectus relating to Telkom's initial public offering filed with the U.S. Securities Exchange Commission and available on Telkom's website at
www.telkom.co.za/ir, including, but not limited to, increased competition in  the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom's ability to reduce expenditure; the outcome of arbitration or litigation proceedings, including with Telcordia
Technologies Incorporated; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand; and other matters not yet known to us or not currently considered material by us.  You should not place undue reliance on these forward-looking statements.  All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements.  Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this press release, either to conform them to actual results or to changes in our expectations.

Investor Relations
telkomir@telkom.co.za
Tel:  +27 12 311 5720
Fax: +27 12 311 5721
Ticker - JSE: TKG,  NYSE: TKG
ADR ratio 1: 4